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UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2003

OPEN EC TECHNOLOGIES, INC.

(Name of Registrant)

889 Harbourside Drive, #210, North Vancouver, British Columbia  V7P 3S1

Executive Offices

Softcare EC, Inc.

(Former Name or Former Address, if Changed Since Last Report)

1.  Press releases:  October 21 and 30, 2003

2.  Notice, Information Circular, Proxy and Supplemental Card

3.  Schedules A, B and C for the quarter ended May 31, 2003 (year end audit included)

4.  Schedules A, B and C for the quarter ended August 31, 2003

5.  Letter, September 23, 2003, Morgan and Co

6.  Letter, September 23, 2003, Ernst and Young

7.  Notice of Change of Auditors to the Shareholders

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..XXX....... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required  to  respond unless the  form displays a currently valid OMB control number.

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES.

1.

Reporting Issuer

Open EC Technologies, Inc.

210 – 889 Harbourside Drive,

North Vancouver, B.C.,

V7P 3S1

2.

Date of Material Change:

October 21, 2003

3.

Press Release

A news release dated October 21, 2003, delivered to Stockwatch and Market News.

4.

Summary of Material Change

The Issuer announces that; a) effective September 23, 2003 a change of Auditor, from Ernst & Young, LLP, Chartered Accountants to Morgan & Company, Chartered Accountants; b) Subject to regulatory acceptance, the Issuer is finalizing debt settlement agreements with creditors for up to $200,000 of debt with shares of the Issuer at $0.11 per share; and c) SoftCare EC Solutions Inc., (“SoftCare”) a subsidiary of the Issuer, has finalized a Software Distribution and Marketing License Agreement with Mala Ventures Inc. (“Mala”) a private company controlled by a director of the Issuer, under which SoftCare will receive 20% of the revenue generated by a joint venture entered into between Mala and one of Mala’s customers and under a separate software licensing agreement with Mala, royalties equal to 20% of software license fees generated by Mala’s customers.

5.

Full Description of Material Change:

See attached news release dated October 21, 2003.

6.

Reliance on Section 85(2) of the Act:

N/A

7.

Omitted Information:

Nil

8.

Senior Officer Contact

Martyn A. Armstrong, President & CEO

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at North Vancouver, British Columbia this 22nd day of October, 2003.

(signed “John A. Versfelt”)

John A. Versfelt

Director and CFO

Open EC Technologies, Inc.

News Release

Open EC Announces Change of Auditor, Debt

 Settlements and Software Distributor and Licensing

Agreement with MALA Ventures Inc.

North Vancouver, British Columbia, October 21, 2003 – Open EC Technologies, Inc. (the “Company”) (TSX-V:OCE; OTC:OCEIF).  The Company announces effective September 23, 2003 a change of Auditor from Ernst & Young, LLP, Chartered Accountants (Ernst & Young) to Morgan & Company, Chartered Accountants.  The Company requested the change of Auditor and has received notice from Ernst & Young acknowledging that there were no reservations in the former Auditor’s report for the audit of the Company’s two most recently completed fiscal years ending May 31, 2002 and May 31, 2001.  Furthermore, they advise that there were no reportable events between the Company and Ernst & Young.  The termination of Ernst & Young and appointment of Morgan & Company has been considered and approved by the Company’s Board of Directors and are presented to the Members by Information Circular for the annual general and special meeting of the Members scheduled at November 14, 2003.

Subject to regulatory acceptance, the Company is finalizing debt settlement agreements with creditors for up to $200,000 of debts owing, whereby the parties have agreed to accept shares in lieu of cash at a per share price of $0.11.  There will be no change of control as a result of any shares for debt issuance and the shares to be issued as debt settlements will be subject to the required regulatory hold periods.

The Company also announces that its subsidiary, SoftCare EC Solutions Inc. (SoftCare), has finalized a Software Distribution and Marketing License Agreement with Mala Ventures Inc. (Mala), a private company controlled by a director of the Company.  This agreement was approved by the directors who are not part of Mala.  Mala is engaged in the business of developing electronic business process management and electronic commerce software.  Recently, Mala contracted a joint venture with a customer to develop electronic commerce server software using Mala’s OpenBPM ™ technology.  SoftCare will provide use of its premises, access to resources for Mala’s employees and project management services.  For SoftCare’s contribution to this project, Mala will pay SoftCare 20% of the revenue generated by the specific customer joint venture contract.  In addition SoftCare has provided Mala a software licensing agreement to incorporate its OpenEC ® software into future versions of Mala’s e-business solutions for royalties equal to 20% of the OpenEC® license fees generated by MALA’s customers. The term of the licensing agreement will be twelve months, renewable for additional terms of twelve months, upon approval of both parties.

On Behalf of the Board of Directors

(signed “John A. Versfelt”)

John A. Versfelt

Director & CFO

For More Information Contact:

Corporate Communications

Clive Massey

Open EC Technologies, Inc.

888-763-8227 toll free

604-983-8083 tel

604-983-8056 fax

The foregoing contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995.  The statements may be identified by such forward-looking terminology as “expert,” “believe,” “may,” “will,” “intend,” “plan,” and similar statements or variations.  Such forward-looking statements are based on our current estimates and assumptions and involve certain significant risks and uncertainties, including: risk associated with and dependence on the industry subject matter of the information; fluctuations in quarterly revenues due to lengthy selling cycles; product implementation cycles; customer budget cycles; and timing of revenue recognition; dependence on major customers; successful and timely development and introduction of new products and versions; rapid technological changes; increased competition; retention of key senior managers; and other industry related factors.  Other important factors that should be considered are included in the Company’s audited financial statements for the fiscal year ended May 31, 2003 and other reports filed on SEDAR and the Company’s 20F and 6K’s files with the SEC.  Actual results may differ materially.  The Company assumes no obligation for updating any such forward-looking statements.

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES.

1.

Reporting Issuer

Open EC Technologies, Inc.

210 – 889 Harbourside Drive,

North Vancouver, B.C.,

V7P 3S1

2.

Date of Material Change:

October 30, 2003

3.

Press Release

A news release dated October 30, 2003, delivered to Stockwatch and Market News.

4.

Summary of Material Change

The Issuer announces First Quarter financial results and update on business activities.

5.

Full Description of Material Change:

See attached news release dated October 30, 2003.

6.

Reliance on Section 85(2) of the Act:

N/A

7.

Omitted Information:

Nil

8.

Senior Officer Contact

John A. Versfelt, CFO

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at North Vancouver, British Columbia this 30th day of October, 2003.

(signed “John A. Versfelt”)

John A. Versfelt

Director and CFO

Open EC Technologies, Inc.

News Release

First Quarter Results and Update

 On Business Activities

North Vancouver, British Columbia, October 30, 2003 – Open EC Technologies, Inc. (the “Company”) (TSX-V:OCE; OTC:OCEIF).  The Company announces the financial results for the first quarter ended August 31, 2003 and provides an update on its operating activities.  The Company has SEDAR filed its BC Form 51-901F First Quarter Report containing financial statements prepared by management without audit for the three months ended August 31, 2003 (the “Quarterly Report”).  Pursuant to the requirements of National Instrument 54-102, this news release provides a reasonable summary of the information contained in the Quarterly Report.

Financial Review

As at August 31, 2003 and August 31, 2002:

As of August 31, 2003, OpenEC had $106,804 in cash and cash equivalents compared with $463,393 as of August 31, 2002.  OpenEC's working capital at August 31, 2003 was ($235,909) compared with working capital of $64,073 as at August 31, 2002. Capital assets, which represent net book value of computer and testing equipment, computer software, office equipment, office furniture, display booths and leasehold improvements were $112,002 at August 31, 2003 compared with $168,841 as at August 31, 2002. As the Company’s expenses continue to exceed revenues, the Company’s net current assets discussed above decreased by $93,024 in the quarter ended August 31, 2003.

OpenEC generates revenue through software sales, consulting services, training services and maintenance fees.  Product sales were derived through two alternative fee structures: licensing fees and software royalties.   Service and maintenance contracts are generally entered into at the time a product sale is completed.

Revenue for the quarter ended August 31, 2003 was $107,680 compared with $116,151 for the year ended August 31, 2002.  The decrease in revenue is primarily due to one of the Company’s major customers seeking bankruptcy protection. This resulted in the Company recognizing a write-down of maintenance sales to this customer of some $42,916 for the 2003 fiscal year., and deferring sales and maintenance to this customer in the first quarter of fiscal 2004. Without this event, sales revenue would have exceeded the previous year by approximately $34,000 for the quarter.  As at August 31, 2003, this customer had a receivable balance with the company of $23,396 of which management estimates $6,048 is collectible.  An allowance for doubtful accounts has been set up for the balance of the receivable.

OpenEC has found that the North American market for business-to-business electronic commerce platforms and services is changing rapidly but that significant real opportunities, which may produce significant revenues, are still at an early stage of development. OpenEC's ultimate success depends upon substantial organizations buying and implementing its software products and related services. The implementation of these software products by these organizations is complex, time consuming and expensive. It also requires that these organizations change established business practices and conduct business in new ways. OpenEC's ability to attract customers requires a significant amount of consultation and collaboration with the potential customers during the sales process. These factors lead to long closing cycles but generally result in stable long-term relationships, which produce recurring revenue streams for the company.

Salaries and wages for the quarter ended August 31, 2003 were $107,263 compared with $236,155 for the quarter ended August 31, 2002. The decrease represents the continuing affects of a cost cutting program by management in 2002/2003.

General and administrative expenses for the quarter ended August 31, 2003 were $84,626 compared with $284,427 for the quarter ended August 31, 2002. The decrease was primarily due to the decreased cost of travel, professional fees and premises costs resulting from the contraction of operations.

Depreciation and amortization expenses for the quarter ended August 31, 2003 were $9,555 compared with $11,731 for the quarter ended August 31, 2002.  The decrease of this expense reflects a slow down in OpenEC's program of continuous upgrading of its computer hardware, software, related equipment and leasehold improvements, which is consistent with the cost cutting program carried out by management in 2002/2003.

Other expenses incurred related primarily to net interest costs ($7,419) for the quarter ended August 31, 2003 compared to interest income $3,533 for the quarter ended August 31, 2002.  This change from net interest income to net interest expense reflects the financing cost associated with a convertible debenture.  Long-term interest expense for this quarter was $6,881 versus nil in 2002.

Operating Activities

OpenEC is a provider of business-to-business electronic commerce platforms.  It has a strong history in the provision of software, which enables business-to-business electronic commerce. The operating company, SoftCare EC Solutions Inc. (formerly SoftCare Electronic Commerce Inc.) was founded in 1990 and developed software to facilitate business-to-business electronic exchange of documents. OpenEC's first product, Tradelink, has been recognized as a leader in the electronic data interchange ("EDI") market. In the late 1990's management recognized the potential for the expansion of business-to-business transactions through the use of the internet. As a result the Company embarked on the development of an internet based business-to-business electronic commerce platform in 1997. Since that time the Company's new Open E|C business-to-business electronic commerce platform has been under continuous development, this involves conducting research and developing the initial and subsequent versions of the Open E|C platform. In June of 1999, the first version of Open E|C was installed and OpenEC began selling the Open E|C platform and related services. OpenEC currently markets both Open E|C and Tradelink primarily in the United States and Canada.

OpenEC's primary focus remains the business-to-business electronic exchange of documents. In this respect Tradelink remains an important component of the Company's sales. OpenEC continues to enhance Tradelink in order to drive its acceptance in the EDI market place.  OpenEC also has developed and continues to develop certain applications to support its Open|EC Platform.

The Company’s near term milestones include the development, with its partner Mala Ventures, Inc. (a company controlled by a director of the Company), of a suite of products to be co-marketed by an independent third party U.S. company to their existing customer base. The delivery of these products and their commercial application is expected in the fiscal year ended 2004.

The settlement of certain longstanding liabilities by way of share for debt settlements totalling up to $200,000 was recently announced and the Company is also carrying out negotiations to complete working capital financings of approximately $500,000 within the next nine months.

On Behalf of the Board of Directors

John A. Versfelt

Director & CFO

For More Information Contact:

Corporate Communications

Clive Massey

Open EC Technologies, Inc.

888-763-8227 toll free

604-983-8083 tel

604-983-8056 fax

The foregoing contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995.  The statements may be identified by such forward-looking terminology as “expert,” “believe,” “may,” “will,” “intend,” “plan,” and similar statements or variations.  Such forward-looking statements are based on our current estimates and assumptions and involve certain significant risks and uncertainties, including: risk associated with and dependence on the industry subject matter of the information; fluctuations in quarterly revenues due to lengthy selling cycles; product implementation cycles; customer budget cycles; and timing of revenue recognition; dependence on major customers; successful and timely development and introduction of new products and versions; rapid technological changes; increased competition; retention of key senior managers; and other industry related factors.  Other important factors that should be considered are included in the Company’s audited financial statements for the fiscal year ended May 31, 2003 and other reports filed on SEDAR and the Company’s 20F and 6K’s files with the SEC.  Actual results may differ materially.  The Company assumes no obligation for updating any such forward-looking statements.

OPEN  EC  TECHNOLOGIES,  INC.

(Formerly “Softcare EC Inc.”)

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF

MEMBERS TO BE HELD ON NOVEMBER 14, 2003

Dated:  October 9, 2003

OPEN EC TECHNOLOGIES, INC.

(Formerly “Softcare EC Inc.”)

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of the Members of Open EC Technologies, Inc. (the "Company"), will be held in the Boardroom at 210 – 889 Harbourside Drive, North Vancouver, B.C., on Friday, the 14th day of November, 2003, at 10:00 a.m., Vancouver time, for the following purposes:

1.

To receive the report of the Directors of the Company;

2.

To receive the Financial Statements of the Company for the year ending May 31, 2003 and the Report of the Auditor thereon;

3.

To appoint Morgan & Company, Chartered Accountants, as the new auditors of the Company to hold office until the next Annual General Meeting, at a remuneration to be fixed by the Directors;

4.

To fix the number of Directors of the Company at three (3);

5.

To elect Directors for the Company for the ensuing year;

6.

To approve the adoption of the Company’s new Stock Option Plan as more particularly described in the accompanying Information Circular;

7.

To consider and if thought fit, approve the additional option matters, as detailed in the accompanying Information Circular;

8.

To authorize the directors, in their discretion, to issue shares in excess of the Company’s issued capital in accordance with the terms of any proposed future acquisitions, private placements, rights offering, prospectus financing and corresponding Broker’s Warrants and future shares for debt settlements;

9.

To approve, ratify and confirm all acts, contracts, proceedings, appointments and payments of money by the Directors and Officers of the Company since the last Annual General Meeting of the Company as appear in the proceedings and records of the Company; and

10.

To transact such other business as may properly be brought before the Meeting and any and all adjournments thereof.

Accompanying this Notice are the President's Report to the Members, the Financial Statements for the year ended May 31, 2003, together with the Report of the Auditor thereon, an Information Circular, an Instrument of Proxy, and a Supplemental Mailing List Form.

A Member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in the Member’s stead.  If you are unable to attend the Meeting in person, please read the Notes accompanying the enclosed Instrument of Proxy and then complete and return the Proxy within the time set out in the Notes.  As set out in the Notes, the enclosed Instrument of Proxy is solicited by Management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provide the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 9th day of October, 2003.

BY ORDER OF THE BOARD

“Martyn A. Armstrong”

___________________

Martyn A. Armstrong

President & CEO

OPEN EC TECHNOLOGIES, INC.

(Formerly “Softcare EC Inc.”)

210 – 889 Harbourside Drive,

North Vancouver, B.C.  V7P 3S1

Tel: (604) 983-8083 Fax: (604) 983-8056

E-mail: info@softcare.com

_________________________________________________

INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF MEMBERS

TO BE HELD ON NOVEMBER 14, 2003

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of OPEN EC TECHNOLOGIES, INC. (the “Company”) for use at the Annual General and Special Meeting (the “Meeting”) of the Members of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management.  Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company may reimburse Members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Instrument of Proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.  None of the Directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are Directors or Officers of the Company.  A Member has the right to appoint a person to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy.  To exercise this right, a Member shall strike out the names of the persons named in the Instrument of Proxy and insert the name of his/her nominee in the blank space provided, or complete another Instrument of Proxy.  The completed Instrument of Proxy should be deposited with the Company's Registrar and Transfer Agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The Instrument of Proxy must be dated and be signed by the Member or by his/her Attorney in writing, or, if the

Member is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Member may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Member present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY’S SHARES

Only registered Members or duly appointed proxyholders are permitted to vote at the Meeting.  Members who do not hold their common shares in their own name (“Beneficial Members”) are advised that only proxies from Members of record can be recognized and voted at the Meeting.  Beneficial Members who complete and return an Instrument of Proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered Member.  Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.  The form of proxy supplied to Beneficial Members is identical to that provided to registered Members.  However, its purpose is limited to instructing the registered Member how to vote on behalf of the Beneficial Member.

If common shares are listed in an account statement provided to a Member by a broker, then in almost all cases those common shares will not be registered in such Member’s name on the records of the Company.  Such common shares will more likely be registered under the name of the Member’s broker or agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Member.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients.  The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Instrument of Proxy to the clearing agencies and intermediaries for onward distribution to non-registered Members.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Members in advance of Members’ meetings unless the Beneficial Members have waived the right to receive meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Members in order to ensure that their common shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Member by its broker is identical to the Instrument of Proxy provided by the Company to the registered Members.  However, its purpose is limited to instructing the registered Member how to vote on behalf of the Beneficial Member.  Should a non-registered Member receive such a form and wish to vote at the Meeting, the non-registered Member should strike out the Management proxyholder’s name in the form and insert the non-registered Member’s name in the blank provided.  The majority of brokers now delegate the responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”).   ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Members and requests Beneficial Members to return the proxy forms to ADP.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting.  A Beneficial Member receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted.  All references to Members in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Members of record unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Member in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Instrument of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular.  The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.

The enclosed Instrument of Proxy does not confer authority to vote for the election of any person as a Director of the Company other than for those persons named in this Information Circular.  At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year dated May 31, 2003 (the “Financial Statements”), together with the Auditors’ Report thereon, will be presented to the Members at the Meeting.  The Financial Statements, together with the Auditors’ Report thereon, are being mailed to the Members with this Information Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At October 9, 2003, the Company has 2,324,362 common shares without par value issued and outstanding.  All common shares in the capital of the Company are of the same class and each carries the right to one vote.  The quorum for a meeting of Members is two persons present in person or by proxy holding not less than 5% of the issued shares of the Company.

October 9, 2003 has been determined as the record date as of which Members are entitled to receive notice of and attend and vote at the Meeting.  Members desiring to be represented by Proxy at the Meeting must, to entitle the person duly appointed by the Proxy to attend and vote thereat, deposit their Proxies at the place and within the time set forth in the Notes to the Proxy.

To the knowledge of the Directors and Senior Officers of the Company, as at October 9, 2003, three (3) Member(s) beneficially own or control, directly or indirectly, shares carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

Member	Number of Voting Securities	Percentage Of Issued
CDS & Co. (NCI)	996,557	42.87%
Sam X. Eyde	475,000(1)	20.43%
Martyn A. Armstrong	584,146(2)	25.13%

Notes:

(1)

Mr. Eyde participated in a Private Placement and  by virtue of his shareholdings which exceed twenty percent (20%) of the issued and outstanding shares of the Company, is deemed to be a control person as defined in the British Columbia Securities Act (the “Act”).  For further information please refer to “Interest of Insiders in Material Transactions” in this Information Circular.

(2)

Mr. Armstrong currently holds 496,254 shares of the Company directly and is a trustee of certain trusts which currently hold a total of 87,892 shares of the Company.

The above information was provided by Management of the Company and the Company’s Registrar and Transfer Agent.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the Directors or Senior Officers of the Company, no proposed nominee for election as a Director of the Company, none of the persons who have been Directors or Senior Officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

On July 4, 2003 the Company announced that it had received TSX Venture Exchange (the “Exchange”) acceptance of a non–brokered convertible debenture private placement of $250,000 U.S. ($343,425) (the “Private Placement”) announced June 4, 2003.  Having received the funds in full from the placee, Mr. Sam X. Eyde, the Private Placement had closed.  Shares issued pursuant to conversion of the debenture are subject to a hold period of four months from June 26, 2003.  Mr. Eyde, by virtue of his shareholdings which exceed twenty percent (20%) of the issued and outstanding shares of the Company, is deemed to be a control person as defined in the British Columbia Securities Act (the “Act”).  The convertible debenture is convertible into units of the Company, consisting of one common share and one-half of one common share purchase warrant, at $0.10 per unit in year one, at $0.11 per unit in year two, and at $0.12 per unit in year three (the “Units”).  The maturity date is March 17, 2006.  Each whole warrant will expire March 17, 2005 and entitles the holder, Mr. Eyde, to purchase one common share at a price of $0.10 per share in year one and at $0.11 per share in year two.

The Company and Mr. Eyde advise that if he was to convert the entire debenture into Units and if he exercised all of the warrants that would be issued upon such conversion, prior to issuance of any other shares of the Company, Mr. Eyde would receive 5,151,375 shares of the Company, which when added to his present share holdings of the Company would increase his holdings to 5,626,375 common shares or 75.26% of the total common shares of the Company that would be issued upon such debenture conversion and warrant exercise.  Mr. Eyde acquired the debenture for investment purposes. The Company believes that Mr. Eyde has no present intention of increasing or decreasing his securities position with the Company, however he may purchase or sell securities in the future.

Other than as set out elsewhere in this Information Circular, no insider, no proposed nominee for election as a Director of the Company and no associate or affiliate of any such insider or proposed nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Company’s last financial year or in any proposed transaction, which in either case, has materially affected or will materially affect the Company.

STATEMENT OF EXECUTIVE COMPENSATION

A.

Executive Officers of the Company

The following table contains information about the compensation paid to, or earned by, those who were, at May 31, 2003, the Company's chief executive officer (or an individual who acted in a similar capacity) and the four other most highly compensated executive officers (except those whose total salary and bonus does not exceed $100,000) or individuals who were, prior to May 31, 2003, executive officers of the Company during the most recently completed financial year (the “Named Executive Officers”).  The Company had two Named Executive Officers, namely Martyn A. Armstrong and John A. Versfelt, as at May 31, 2003.

(a)

Summary Compensation Table

	Annual Compensation				Long Term Compensation
Name & Principal Position	Fiscal Year Ended May 31	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Common Shares Under Options /SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Martyn A. Armstrong President, CEO & Director	2003 2002 2001	210,000(1) 210,000(1) 210,000(1)	Nil Nil Nil	Nil Nil Nil	270,000(5) 270,000(5) 200,000(5)	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
John A. Versfelt(2) Secretary, CFO & Director	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

	Annual Compensation				Long Term Compensation
Name & Principal Position	Fiscal Year Ended May 31	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Common Shares Under Options /SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Wayne Zielke(3) Former CFO	2003 2002 2001	Nil 195,000 195,000	Nil Nil Nil	Nil Nil Nil	Nil 270,000(5)(6) 200,000(5)(6)	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Sted Chan(4) Former VP Engineering	2003 2002 2001	Nil 120,000 120,000	Nil Nil Nil	Nil Nil Nil	Nil 259,875(5)(6) Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

Notes:

(1)

Mr. Armstrong is employed by the Company.  His salary under his employment agreement dated June 17, 1999 is $210,000 per annum, subject to annual review by the Company.  The Employment Agreement was entered into by the Company on June 17, 1999 and was for a period of three years, with automatic renewals for one-year terms on the expiration of the term, subject to notice.  The Employment Agreement provides that if Mr. Armstrong’s employment is terminated by the Company other than for cause, the Company will provide Mr. Armstrong with 18 months notice of his termination, or payment of an amount equal to the salary that Mr. Armstrong would have been entitled to receive during the period.

(2)

The Company retains American Resource Management Consultants Inc. to provide its office as the corporate registered and records office, paralegal services, chief financial office services and other general management and administrative services.  For the year ended May 31, 2003, American Resource Management Consultants Inc. invoiced the Company $48,024.36 including GST, for its services and costs.  Mr. Versfelt controls American Resource Management Consultants Inc.

(3)

Mr. Zielke ceased to be an officer of the Company on November 20, 2002.

(4)

Mr. Chen ceased to be an officer of the Company on May 25, 2002.

(5)

On October 5, 2001, the Company’s Members approved a reduction in the exercise price for all stock options issued and outstanding as at the date under the Company’s stock option plan from $1.50 per common share to $0.40 per common share.  On September 26, 2002, the Board of Directors resolved to further reduce the exercise price from $0.40 to $0.10 per common share.

(6)

These incentive stock options have expired without having been exercised.

Long Term Incentive Plan Awards

Long term incentive plan awards (“LTIP”) means “any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of the Company or an affiliate or the price of the Company’s shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units”. During the fiscal year ended May 31, 2003, the Company did not make any LTIP awards to its Named Executive Officers nor did the Company have a pension plan for its Directors, Senior Officers or Employees.

Stock Appreciation Rights

Stock appreciation rights (“SARs”) means a right granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company’s shares.  No SARs were granted to or exercised by the Named Executive Officers or Directors during the fiscal year ended May 31, 2003.

B.

Directors of the Company

None of the Directors of the Company have received any cash compensation, directly or indirectly, for their services rendered during the most recently completed financial year of the Company.

The Company does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current financial year, other than the possible grant of incentive stock options.

C.

Options to Purchase Securities

During the financial year ended May 31, 2003, no stock options were granted to or exercised by the Named Executive Officers, and there were no SARs or stock option repricings.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Other than routine indebtedness, no Director, Executive Officer or Senior Officer of the Company, or any proposed nominee for election as a Director of the Company, or any associate or affiliate of any such Director, Executive Officer or Senior Officer or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

See “Statement of Executive Compensation” for particulars of arrangements under which management functions of the Company are performed.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.

Election of Directors

Although Management is only nominating three individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.  Advance Notice of the Annual General and Special Meeting was published pursuant to section 111 of the Company Act in the Vancouver Province on September 12, 2003 and no nominations for Directors were received from the Members of the Company.

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then.  In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted for the nominees herein listed.  Management does not contemplate that any of the nominees will be unable to serve as a Director.

The following table sets out the names of the persons to be nominated for election as Directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employment during the past five years if such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

NAME, PLACE OF RESIDENCE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION AND POSITIONS DURING LAST FIVE YEARS	PERIOD FROM WHICH NOMINEE HAS BEEN A DIRECTOR	NUMBER OF COMMON SHARES HELD(4)	% OF ISSUED SHARE CAPITAL
Martyn A. Armstrong (1) West Vancouver, B.C., Canada President, CEO &Director	Business Executive; President of the Company since December 1989.	June 18, 1999	584,146(3)	25.13%
John A. Versfelt (1)(2) Maple Ridge, B.C., Canada Secretary, CFO & Director

From 1982 to present, President of American Resource Management Consultants Inc.; From January 1992 to present, President, CEO & Director of Cabo Mining Corp., a public company listed on the TSX Venture Exchange; From May 2003, Chief Financial Officer and Director of Marine BioProducts International Corporation, a public company listed on the TSX Venture Exchange

		June 26, 2003	Nil	Nil
Randall M. Pierson(1) Sandy, Utah, U.S.A. Director	Business Executive; President and CEO of Niveo International from 2000-2003.	February 1, 2000	Nil	Nil

Notes:

(1)

Member of the Audit Committee.  Pursuant to the provisions of the Company Act of British Columbia, the Company is required to have an Audit Committee which, at the present time, is comprised of Messrs. Martyn A. Armstrong, John A. Versfelt and Randall M. Pierson.

(2)	Mr. Verselt was appointed the Chief Financial Officer and Secretary of the Company on November 20, 2002.
(3)	Mr. Armstrong currently holds 496,254 shares of the Company directly and is a trustee of certain trusts which currently hold a total of 87,892 shares of the Company.
(4)

The directors, nominees, officers and other members of management of the Company, as a group beneficially own, directly or indirectly, 584,146 common shares of the Company, representing 25.13% of the total issued and outstanding common shares of the Company.

(5)	Information as to voting shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

B.

Appointment and Remuneration of Auditor

Effective September 23, 2003, Ernst & Young LLP, Chartered Accountants of Vancouver resigned as auditors for the Company and Morgan & Company, Chartered Accountants, was appointed to such position.  A Notice of Change of Auditor, disclaimer letters from each of the former and successor auditors and confirmation that the Notice and letters have been reviewed by the Audit Committee, are enclosed with this Information Circular pursuant to the requirements of National Policy Statement No. 31.

Management recommends the re-appointment of Morgan & Company, Chartered Accountants, of Suite 1488 - 700 West Georgia Street, Vancouver, British Columbia, V7Y 1A1, as Auditor for the Company, to hold office until the next Annual General Meeting of the Members at a remuneration to be fixed by the Board of Directors and the persons names in the enclosed Proxy intend to vote in favour of such resolution.

C.

New Stock Option Plan and Repricing of Stock Options

1.

Stock Option Plan

The Exchange requires that all listed companies must implement a stock option plan pursuant to which options are granted to directors, employees, consultants and certain other service providers.  The Members approved a stock option plan in 2000, however the Directors of the Company now wish to implement a “rolling” stock option plan (the “Plan”) to replace the 2000 stock option plan, whereby a maximum of 10% of the issued shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options.

The term of any options granted under the Plan will be fixed by the board of directors at the time such options are granted, provided that options will not be permitted to exceed a term of five years (or ten years if the Company is reclassified by the Exchange as a Tier 1 Issuer). The exercise price of any options granted under the Plan will be determined by the Board of Directors, in its sole discretion, but shall not be less than the closing price of the Company’s common shares on the day preceding the day on which the directors grant such options, less any discount permitted by the Exchange.  No vesting requirements will apply to options granted thereunder, however a four month hold period will apply to all shares issued under each option, commencing from the date of grant.

The Plan contains, among other things, the following additional terms and conditions:

(a)

all options will be non-transferable;

(b)

no more than 5% of the issued shares may be granted to any one individual in any 12 month period;

(c)

no more that 2% of the issued shares may be granted to a consultant, or an employee performing investor relations activities, in any 12 month period;

(d)

Disinterested Shareholder approval must be obtained for (i) any reduction in the exercise price of an outstanding option, if the option holder is an insider; (ii) any grant of options to insiders, within a 12 month period, exceeding 10% of the Company’s issued shares; and (iii) any grant of options to any one individual, within a 12 month period, exceeding 5% of the Company’s issued shares; and

(e)

options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company’s common shares.

In the event that an option granted under the Plan expires unexercised or is terminated by reason of dismissal of the Optionee for cause or is otherwise lawfully cancelled prior to the exercise of the option, the optioned shares that were issuable thereunder will be returned to the Plan and will be eligible for reissue.

The Plan is subject to receipt of Exchange acceptance to its filing.

Reference should be made to the full text of the Plan which will be made available at the registered office of the Company at Suite #502, 595 Howe Street, Vancouver, BC, V6C 2T5 , until the business day immediately preceding the date of the Meeting.

Members will be asked to consider, and if thought fit the following resolution approving the implementation of the Plan:

“RESOLVED, as an Ordinary Resolution, that:

(a)

the Plan, be and is hereby approved and replaces the year 2000 stock option plan;

(b)

the Company be and is hereby authorized to grant stock options pursuant to and subject to the terms and conditions of the Plan entitling the option holders to purchase common shares of the Company;

(c)

the Board of Directors or any committee created pursuant to the Plan be and it is hereby authorized to make such amendments to the Plan from time to time, as may be required by the applicable regulatory authorities, or may in its discretion, be considered appropriate by the Board of Directors or committee, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Plan, the approval of the Members;

(d)

the approval of the Plan by the Board of Directors be ratified, approved and confirmed and any one director of the Company be and is hereby authorized to execute any and all documents as the Director deems necessary to give effect to the transactions contemplated in the Plan;

(e)

the Company be and is hereby authorized to abandon or terminate all or any part of the adoption of the Plan if the Board of Directors of the Company deems it appropriate and in the best interest of the Company to do so;

(f)

the Company be and is hereby authorized to prepare such disclosure documents and make such submission and filings as the Company may be required to make with the Exchange to obtain the approval of the Exchange to the Plan;

(g)

any one or more of the directors of the Company be and is hereby authorized and directed to perform all acts, deeds and things and execute, under the corporate seal of the Company, or otherwise, all such documentation and other writings, including necessary treasury order(s), Exchange filing forms, as may be required to give effect to the true intent of this resolution;  and

(h)

the Board of Directors be authorized in its discretion, to amend, postpone, or abandon the implementation of the foregoing resolutions, including the implementation of the Plan, if, in the Board of Directors’ sole opinion, circumstances so warrant.”

2.

Repricing of Stock Options

Exchange Policy 4.4 provides that a listed company must obtain “disinterested shareholder approval” (determined in accordance with TSX Policy 4.4) to:

(a)

decrease the exercise price of stock options previously granted to insiders; and

(b)

issue to any one insider and such insider’s associates, upon the exercise of stock option, shares exceeding 5% of the outstanding listed shares within a one-year period.

Accordingly Members will be asked to pass a resolution authorizing the above specific matters.  The passing of a resolution authorizing the above matters does not necessarily mean that the Company’s Board of Directors will exercise the authority granted.

“RESOLVED, as an Ordinary Resolution of the Disinterested Members, that:

(a)

the Board of Directors, in their sole discretion, be hereby authorized to renegotiate (including decrease) the exercise price of stock options previously granted to insiders; and

(b)

issue to any one insider and such insider’s associates, upon the exercise of stock options, shares exceeding 5% of the issued shares of the Company within a one-year period.”

The Board of Directors recommends that the Members of the Company approve this resolution.

UNLESS OTHERWISE INSTRUCTED, THE FORM OF PROXY GIVEN PURSUANT TO THIS SOLICITATION WILL BE VOTED IN FAVOUR.

D.

Future Financing and Debt Settlements

Members will be asked to authorize the Directors, in their discretion, to issue shares in excess of the Company’s issued and outstanding common shares in accordance with the terms of any proposed future acquisitions, private placement, rights offering or prospectus financing and corresponding brokers’ warrants or debt settlements shares, at such price or prices, in such amount or amounts and to such individuals or entities as may be determined by the board of directors of the Company with any resulting possible effective changes in control of the Company consequent thereon acceptable with the appropriate regulatory authorities.

Members will be asked at the Meeting to consider and, if deemed advisable, approve with or without variation the following resolution:

“RESOLVED, as an Ordinary Resolution, that:

1.

subject to necessary regulatory approval, the Directors of the Company are authorized to reserve for issuance in excess of the Company’s issued and outstanding common shares in accordance with the terms of any proposed future acquisitions, private placements, rights offering or prospectus financing and corresponding brokers’ warrants or shares for debt settlements, at such price or prices, in such amount or amounts and to such individuals or entities as may be determined by the Board of Directors of the Company with any resulting possible effective changes in control of the Company consequent thereon acceptable with the appropriate regulatory authorities at such prices and subject to such terms as the Board of Directors may determine from time to time and the Exchange will accept;

2.

the Company is hereby authorized to use the proceeds from any future private placements, rights offering or prospectus financing and corresponding brokers’ warrants or shares for debt settlements, pursuant to the Exchange’s Policies;  and

3.

any director or officer of the Company be and is hereby authorized to execute subscription agreements for the private placement as provided for in this resolution and to execute and deliver all such other deeds, documents, and writings and perform such acts as may be necessary in order to give effect to this resolution.”

E.

Approval and Ratification of Acts of Directors

Management of the Company proposes that the Members ratify, approve and confirm the actions, deeds and conduct of the Directors and officers taken on behalf of the Company since the last annual general meeting. Accordingly, Members will be asked to consider and approve the following resolutions, with or without modification:

“RESOLVED, as an Ordinary Resolution, that:

1.

Notwithstanding (i) any failure to properly convene, proceed with, or record any meeting of the Board of Directors or Members of Open EC Technologies, Inc. (the “Company”) for any reason whatsoever, including, without limitation, the failure properly to waive or give notice of a meeting, hold a meeting in accordance with a notice of a meeting, have a quorum present at a meeting, sign the minutes of a meeting or sign a ballot electing a slate of Directors; or (ii) any failure to pass any resolution of the Directors or Members of the Company or any Articles of the Company for any reason whatsoever, all approvals, appointments, elections, resolutions, contracts, acts and proceedings enacted, passed, made done or taken since November 5, 2002 as set forth in the minutes of the meetings, or resolutions of the Board of Directors or Members of the Company or other documents contained in the minutes book and record book of the Company, or in the financial statements of the Company, and all action heretofore taken in reliance upon the validity of such minutes, documents and financial statements, are hereby sanctioned, ratified, confirmed and approved; and

2.

Without limiting the generality of the paragraph 1 immediately above, all resolutions, contracts, acts and proceedings of the Board of Directors of the Company enacted, made, done or taken since the last annual general meeting as set forth or referred to in the minutes and record books of the Company or in the financial statements of the Company, are hereby approved, ratified and confirmed.”

In the absence of contrary directions, the persons named in the accompanying form of proxy intend to vote the common shares represented thereby in favour of the resolution ratifying, confirming and approving the acts and proceedings of the Directors and officers of the Company.

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

DIRECTORS' APPROVAL

The contents of this Information Circular and the sending thereof to the Members of the Company has been approved by the Board of Directors of the Company.

ON BEHALF OF THE BOARD

“Martyn A. Armstrong”

_____________________________

Martyn A. Armstrong

President & Chief Executive Officer

Proxy

_________________________

ANNUAL GENERAL AND SPECIAL MEETING OF MEMBERS OF

OPEN EC TECHNOLOGIES, INC.

(Formerly “Softcare EC Inc.”)

TO BE HELD AT 210 – 889 HARBOURSIDE DRIVE,

NORTH VANCOUVER, BRITISH COLUMBIA

ON FRIDAY, NOVEMBER 14, 2003, AT 10:00 AM

The undersigned Member (“Registered Shareholder”) of the Company hereby appoints  Martyn A. Armstrong, President and CEO of the Company, or failing this person, John A. Versfelt, Secretary of the Company, or in the place of the foregoing, _____________________________, (print the name) as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER PRINT NAME:___________________________________

REGISTERED HOLDER SIGN HERE:_____________________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To approve Morgan & Company, Chartered Accountants as the new Auditor of the Company for the ensuing year.		N/A
2. To authorize the Directors to fix the Auditor’s remuneration.			N/A
3. To determine the number of Directors at three (3).			N/A
4. To elect as Director, Martyn A. Armstrong.		N/A
5. To elect as Director, John A. Versfelt.		N/A
6. To elect as Director, Randall M. Pierson.		N/A
7. To approve and adopt the Company’s new Stock Option Plan, as more particularly described in the Circular.			N/A
8. To approve the additional option matters, as detailed in the accompanying Information Circular.			N/A

9.  To authorize the Directors, in their discretion, to issue shares in excess of the Company’s issued capital in accordance with the terms of any proposed future acquisitions, private placements, rights offering, prospectus financing and corresponding broker’s warrants and future shares for debt settlements, as detailed in the accompanying Information Circular.

N/A
10. To approve, ratify and confirm all acts, contracts, proceedings, appointments and payments of money by the Directors and Officers of the Company, as more particularly described in the Circular.			N/A
11. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.			N/A

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

THIS PROXY MUST BE SIGNED AND DATED.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.  If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.   Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of “PACIFIC CORPORATE TRUST COMPANY” no later than forty eight (“48”) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is  10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and

its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

SUPPLEMENTAL MAILING LIST RETURN CARD

(National Instrument 54-101)

NOTICE TO MEMBERS OF OPEN EC TECHNOLOGIES, INC. (Formerly “Softcare EC Inc.”).

In accordance with National Instrument 54-101/Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Policy”), and pursuant to the British Columbia Securities Act and Rules:

a)

any Registered Shareholder may elect annually to have his or her name added to an issuer’s supplemental mailing list in order to receive quarterly reports for the issuer’s first, second and third fiscal quarter.  All Registered shareholders will automatically receive a quarterly report for an issuer’s forth fiscal quarter; and

b)

only Non-Registered Shareholder entitled to receive an issuer’s audited annual financial statements, pursuant to the Policy, will receive a quarterly report for an issuer’s fourth fiscal quarter.

To use electronic methods for communication between issuer and Members, we are requesting that you provide us with your e-mail address.  Please also indicate your preferred method of communication.

You may forward this information to the Company through its web site at: www.softcare.com or complete an electronic version of this form at: www.pctc.com/servlets/supp_list

____________________________________________________________________________________________

OPEN EC TECHNOLOGIES, INC.

(the “Company”)

The undersigned certifies that he/she is the owner of securities (other than debit instruments) of the Company, and requests that he/she be on the Company’s Supplemental Mailing List in respect of its quarterly financial statements.

____________________________________________________________________________________________

Name - Please Print

____________________________________________________________________________________________

Address

____________________________________________________________________________________________

City/Province/Postal Code

__________________________________________

_________________________________________

Signature

Date

__________________________________________

__________________________________________

Fax #

E-Mail Address

Method of Communication ___Fax

___E-Mail

___Mail

Please complete and return this card to:

Open EC Technologies, Inc.

210 - 889 Harbourside Drive

North Vancouver, BC  V7P 3S1

E-mail: info@softcare.com

Fax: (604) 983-8056

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY REPORT

BC FORM 51-901F

Incorporated as part of:

   x      Schedule A

           Schedule B & C

( place X in appropriate category )

ISSUER DETAILS

NAME OF ISSUER	Open EC Technologies, Inc.
ISSUER'S ADDRESS:	210 - 889 HARBOURSIDE DRIVE
NORTH VANCOUVER, B.C., V7P 3S1
ISSUER FAX NUMBER	604-983-8056
ISSUERS TELEPHONE NUMBER	604-983-8083
CONTACT PERSON	JOHN A VERSFELT
CONTACT'S POSITION	CHIEF FINANCIAL OFFICER
CONTACT TELEPHONE NUMBER	604-983-8083
CONTACT EMAIL ADDRESS	N/A
WEB SITE ADDRESS	www.softcare.com
FOR QUARTER ENDED	May 31, 2003
DATE OF REPORT	October 15, 2003

CERTIFIED

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“ MARTYN ARMSTRONG “

October 15, 2003

Director

Date Signed

“ JOHN A. VERSFELT “

October 15, 2003

Director

Date Signed

Consolidated Financial Statements

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

[Expressed in Canadian dollars]

May 31, 2003 and 2002

AUDITORS’ REPORT

To the Shareholders of

Open EC Technologies, Inc.

(formerly SoftCare EC.Com, Inc.)

We have audited the consolidated balance sheet of Open EC Technologies, Inc. (formerly SoftCare EC.Com, Inc.) as at May 31, 2003 and the consolidated statements of operations, shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial positions of the Company as at May 31, 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

The consolidated financial statements as at May 31, 2002, and for the year then ended, were audited by other auditors who expressed an opinion without qualification in their report dated September 20, 2002.

Vancouver, Canada,

/s/ Morgan & Company

October 2, 2003

Chartered Accountants

Comments by Auditor for U.S. Readers on Canada - U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian and US generally accepted auditing standards, our report dated October 2, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty in the auditor’s report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada

/s/ Morgan & Company

October 2, 2003

Chartered Accountants

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

CONSOLIDATED BALANCE SHEETS

As at May 31,

[Expressed in Canadian dollars]

2003

2002

  $

  $

ASSETS

Current

Cash and cash equivalents

234,170

14,663

Accounts receivable, less allowance for doubtful accounts of

$60,815 and $93,608, respectively [note 3]

62,128

167,162

Short-term investment [note 4]

-

535,075

Prepaid expenses and other

   83,735

   79,857

Total current assets

380,033

796,757

Capital assets [note 5]

121,557

172,255

Total assets

501,590

969,012

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current

Bank indebtedness [note 6]

-

250,000

Accounts payable and accrued liabilities

393,085

246,847

Current portion of obligations under capital leases [note 7]

5,680

48,212

Current portion of subsidiary redeemable Class A preference shares [note 8]

12,500

30,000

Notes payable [note 9]

50,000

-

Deferred revenue

117,472

114,494

Total current liabilities

578,737

689,553

Obligations under capital leases [note 7]

-

14,472

Subsidiary redeemable Class A preference shares [note 8]

-

12,500

Convertible debenture [note 10]

341,250

                -

Total liabilities

919,987

716,525

Commitments and contingencies [note 13]

Shareholders’ equity (Deficiency)

Common stock and paid-in capital [note 12]

Shares authorized 100,000,000

Shares issued 23,243,617 and 19,993,617

16,565,438

16,240,438

Shares to be issued [note 12(f)]

14,500

13,500

Contributed surplus

644,041

621,255

Unearned employee stock bonus plan [note 12(e)]

(990,957)

(990,957)

Deficit

(16,651,419)

(15,631,749)

Total shareholders’ equity (deficiency)

    (418,397)

    252,487

Total liabilities and shareholders’ equity

    501,590

    969,012

See accompanying notes

On Behalf of the Board:

/s/ Martyn Armstrong

/s/ John A. Versfelt

________________________________

_________________________________

Martyn Armstrong, Director

John A. Versfelt, Director

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS

[See note 1 - Nature of operations and basis of presentation]

For the year ended May 31,

[Expressed in Canadian dollars]

2003

2002

  $

  $

REVENUE

Software sales

250,071

244,259

Consulting services

87,935

124,084

Training services

6,631

10,000

Maintenance fees

165,207

196,659

Total revenues

509,844

575,002

EXPENSES

Salaries and wages

679,412

1,658,651

Stock based compensation [note 2]

23,786

71,200

Selling expenses

24,998

71,614

General and administrative expenses

728,015

1,942,704

Amortization and writedown

58,370

147,346

Loss on disposal of capital assets

               -

     (15,349)

1,514,581

3,876,166

Operating loss for the year

(1,004,737)

(3,301,164)

Other income (expense)

Interest income

5,006

77,395

Interest expense

   (19,939)

   (19,010)

   (14,933)

   58,385

Loss for the year

(1,019,670)

(3,273,477)

Basic and diluted loss per share

          (0.05)

        (0.20)

Weighted average number of shares outstanding, basic and diluted

22,434,262

17,555,701

See accompanying notes

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the year ended May 31,

	Common Stock		Special Warrants		Contributed Surplus	Shares To Be Issued		Unearned Stock Bonus Plan	Deficit	Total Shareholders'Equity (deficit)
	Shares #	Amount $	Shares #	Amount $	$	Shares #	Amount $	$	$	$
Balance, May 31, 2001	16,989,728	15,710,538	138,889	100,000	550,055	-	-	(990,957)	(12,358,272)	3,011,364
Share issued on exercise of special warrants[note 11]	138,889	100,000	(138,889)	(100,000)	-	-	-	-	-	-
Special warrants issued in private placement net of costs[note 11]	-	-	1,000,000	120,000		-	-	-	-	120,000
Stock options granted	-	-	-	-	71,200	-	-	-	-	71,200
Shares issued on exercise of special warrants	1,000,000	120,000	(1,000,000)	(120,000)	-	-	-	-	-	-
Shares issued for private placement	650,000	175,500	-	-	-	-	-	-	-	175,500
Shares issued on exercise of share purchase warrants	15,000	2,400	-	-	-	-	-	-	-	2,400
Shares to be issued for terminated employees (note 12(f))			-	-		90,000	13,500	-	-	13,500
Shares issued for private placement [note 12]	1,200,000	132,000	-	-	-	-	-	-	-	132,000
Loss for the year	-	-	-	-	-	-	-	-	(3,273,477)	(3,273,477)
Balance, May 31, 2002	19,993,617	16,240,438	-	-	621,255	90,000	13,500	(990,957)	(15,631,749)	252,487
Stock options granted	-	-	-	-	22,786	-	-	-	-	22,786
Shares issued for private placement	3,250,000	325,000	-	-	-	-	-	-	-	325,000
Shares to be issued for terminated employees (note 12(f))			-	-	-	10,000	1,000	-	-	1,000
Loss for the year			-	-		-	-		(1,019,670)	(1,019,670)
Balance, May 31, 2003	23,243,617	16,565,438	-	-	644,041	100,000	14,500	(990,957)	(16,651,419)	(418,397)

See accompanying notes

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended May 31,

[Expressed in Canadian dollars]

2003

2002

$

$

OPERATING ACTIVITIES

Loss for the year

(1,019,670)

(3,273,447)

Items not affecting cash:

Amortization and writedown

58,370

147,346

Recovery of doubtful accounts

-

(21,280)

Stock based compensation

22,786

71,200

Loss on disposal of capital assets

-

15,349

Shares to be issued

1,000

13,500

Changes in non-cash working capital:

Accounts receivable

105,034

(24,288)

Prepaid expenses and other

(3,878)

8,812

Accounts payable and accrued liabilities

146,238

(28,249)

    Deferred revenue

       2,978

        2,430

Cash used in operating activities

(687,142)

(3,088,657)

INVESTING ACTIVITIES

Purchase of capital assets

(7,672)

(23,627)

Sale (purchase) of short-term investments

535,075

(535,075)

Cash provided by (used in) investing activities

527,403

(558,702)

FINANCING ACTIVITIES

Increase (decrease) in bank indebtedness

(250,000)

250,000

Redemption of subsidiary redeemable Class A preference shares

(30,000)

(30,000)

Repayment of obligations under capital leases

(57,004)

(87,678)

Proceeds from special warrants issued in private placement

-

120,000

Note payable

50,000

-

Convertible debenture payable

341,250

-

Proceeds from units issued in private placements

325,000

307,500

Common stock issued on exercise of share purchase warrants

-

2,400

Cash provided by financing activities

379,246

562,222

Increase (decrease) in cash and cash equivalents

219,507

(3,085,137)

Cash and cash equivalents, beginning of year

14,663

3,099,800

Cash and cash equivalents, end of year

234,170

14,663

Supplemental disclosure

Interest paid

    15,397

    19,011

See accompanying notes

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

May 31, 2003 and 2002

[Expressed in Canadian dollars]

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Open EC Technologies, Inc., (“The Company”) was incorporated pursuant to the Company Act of the Province of British Columbia on March 30, 1981. On November 8, 2001 the Company changed its name from SoftCare EC.Com, Inc. to Softcare EC Inc.  On June 23, 2003 the Company changed its name from Softcare EC, Inc. to Open EC Technologies, Inc.

The Company and its subsidiary companies develop and market Electronic Data Interchange (“EDI”) software primarily to retailers, financial and public institutions, utility companies, pharmaceutical companies and wholesalers across Canada, the United States and Asia. The Company and its subsidiary companies also develop and market e-commerce software, providing software through internet portals and by licenses, as well as providing consulting and support services to both domestic and international markets.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company incurred a loss of $1,019,670 for the year ended May 31, 2003 [2002 - $3,273,477], and has a deficit of $16,651,419 as at May 31, 2003 [2002 – 15,631,749], which has been funded primarily by the issuance of equity.

The Company’s continuation as a going concern is uncertain and is dependent upon its ability to achieve profitable operations and upon the continued financial support of its shareholders, option holders and warrant holders or upon its ability to obtain additional financing or new equity.

The Company’s ability to achieve profitability and positive cash flows from operations will depend upon numerous factors. These factors include its ability to attract strategic corporate partners for the development, marketing, distribution, and sale of its software products, the progress of its research and development programs and its ability to protect its proprietary rights over product names and trademarks. The outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been expressed in Canadian dollars and prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 19. The following is a summary of the significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, SoftCare EC Solutions Inc. (“Solutions”) (a Canadian company), (formerly SoftCare Electronic Commerce Inc.), and Solutions’s wholly owned subsidiaries, SCC Holdings Ltd. (a Canadian company), SCEC Holdings Ltd. (a Canadian company) and SoftCare Electronic Commerce (U.S.A.) Inc. (a Washington corporation). All significant intercompany balances and transactions have been eliminated on consolidation.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

May 31, 2003 and 2002

[Expressed in Canadian dollars]

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Translation of foreign currencies

The Company follows the temporal method of accounting for the translation of integrated foreign subsidiary operations. Monetary assets and liabilities of foreign subsidiaries denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Other balance sheet items are translated at exchange rates in effect when the assets are acquired or obligations incurred. Revenue and expense items are translated at the average rate of exchange for the period. Foreign exchange gains and losses resulting from these translations are reflected in the consolidated statement of operations.

Short-term investments

Short-term investments are available for sale securities and are carried at market value. Short-term investments consist of investments in a term note, with financial institutions with an original maturity of more than three months.

Leases

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Software development costs

Software development costs are charged to expense as incurred unless the development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Company has not deferred any software development costs to date.

Capital assets

Capital assets are stated at cost less accumulated amortization. Capital assets are amortized at rates sufficient to write off their cost over their estimated useful lives on a declining balance method, after taking into account their estimated residual values, at the following annual rates:

Computer and testing equipment

30%

Computer software

100%

Office equipment

20%

Office furniture

20%

Display booths

30%

Computer and office equipment acquired under capital leases is amortized on a straight-line basis over the lesser of the term of the lease or the remaining estimated economic life of approximately three to five years.

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

May 31, 2003 and 2002

[Expressed in Canadian dollars]

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Advertising expense

Advertising costs are charged to expense as incurred.  Advertising expense for the year ended May 31, 2003 amounted to $3,479 [2002 - $12,660].

Income taxes

The Company utilizes the liability method of tax allocation.  Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.  If it is more likely than not that some portion or all of a future tax asset will not be realized, a valuation allowance is recognized.

Stock based compensation

Effective June 1, 2002, the Company adopted the new recommendations of the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments” (“Section 3870”), which requires that a fair value-based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, awards that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments.  Section 3870 permits the Company to continue its existing policy of treating all other employee and director stock options as capital transactions (the settlement method), but requires pro forma disclosure of net income and per share information as if the Company has accounted for these stock options under the fair value method.  No restatement of prior periods is required as a result of the adoption of the new recommendations.

Employee stock bonus plan

Equity instruments contributed to the Employee Stock Bonus Plan (the “Plan”) by the Company are recorded at their estimated fair value at the date of their contribution and are recorded as a credit in shareholders’ equity.  A contra equity account is recognized until allocations to participants are made and compensation expense is recognized.

Compensation expense is measured based on the intrinsic value of the award at the date of grant and recognizes that cost in the period when it is likely that performance criteria will be met and/or the equity instruments allocated to participants will be released.

Impairment of long-lived assets

The Company monitors the recoverability of long-lived assets based upon estimates using factors such as future asset utilization, business climate and future non-discounted cash flows expected to result from the use of the related assets or to be realized on sale. The Company’s policy is to write down assets to their net recoverable amount using undiscounted cash flows, in the period when it is likely that the carrying amount of the asset will not be recovered.

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

May 31, 2003 and 2002

[Expressed in Canadian dollars]

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Revenue recognition

A software supply arrangement entered into by the Company may encompass multiple elements, including software sales, consulting services, training services and maintenance fees. The total fee for a multiple element arrangement is allocated to each element based upon objective evidence of the fair value of each element. Fair value is established through the Company’s policy to charge to customers the same price as when the element is sold separately. Revenue from sales made to re-sellers is recognized after the third-party sale occurs and the revenue is determinable. Consulting services offered by the Company are not considered essential to the functionality of the software arrangement. As a result, consulting and training services revenues are recognized as the work is performed. Maintenance contract revenue is deferred and recognized over the respective contract periods. Revenue from direct software sales is recognized when the product has been delivered, as no significant obligations remain, fees are fixed and determinable, collectibility is probable, and persuasive evidence of an arrangement exists. If software sales are contingent upon successful installation and subsequent customer acceptance, the revenue and work in progress costs are deferred until customer acceptance is achieved.

Financial instruments

The carrying value of cash and cash equivalents, accounts receivable, short term investment, bank indebtedness, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity. The fair value of short-term investments has been determined based on quoted market prices. The carrying value of capital lease obligations approximates fair value as the effective interest rate on these instruments approximate current market rates. The carrying value of subsidiary redeemable Class A preference shares approximates fair value based on discounted cash flows.

Loss per share

Loss per common share for the years ended May 31, 2003 and 2002 is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, excluding shares held by the SoftCare Employee Stock Bonus Plan Trust (“SESB Trust”). Diluted loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. For the years ended May 31, 2003 and 2002 none of the outstanding options and warrants have been included in the calculation of diluted loss per common share because their effect was antidilutive.

For the year ended May 31,

2003

2002

    $

    $

Numerator

Loss for the year

(1,019,670)

(3,273,477)

Denominator

Weighted average number of common shares outstanding, basic and diluted

22,434,262

17,555,701

Less: Employee Stock Bonus Plan Shares

      774,200

      774,200

Basic and diluted loss per common share

          (0.05)

            (0.20)

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from these estimates.

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

May 31, 2003 and 2002

[Expressed in Canadian dollars]

3. CREDIT AND EXCHANGE RATE RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents that are held with one financial institution, short-term investments that are held with one financial institution, and accounts receivable.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations.

The Company’s operations are in the field of supplying electronic commerce computer software licenses and support services to domestic and international markets. Many of its customers are outside of Canada and therefore a significant percentage of its revenues may be derived from, and may be paid in, U.S. dollars [note 17]. The Company has not entered into contracts for foreign exchange hedges.

The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of management’s expectations.

As at May 31, 2003 one [2002 - two] customer represented 52% [2002 - 34%] of the accounts receivable balance.

For the year ended May 31, 2003 two [2002 - two] customers represented 39% of sales [2002 - 51%].

4. SHORT-TERM INVESTMENT

As at May 31, 2002, the short-term investment consisted of a Business Development Bank Medium Term Note which had a quoted market value of $532,849, earned interest at 5% per annum and matured in September 2002. As at May 31, 2003, no short term investments were held.

5. CAPITAL ASSETS

Accumulated

Net book

Cost

amortization

value

  $

  $

  $

2003

Computer and testing equipment

401,682

358,154

43,528

Computer software

174,712

174,712

-

Office equipment

42,478

29,879

12,599

Office furniture

131,510

66,080

65,430

Display booths

      25,063

     25,063

             -

775,445

653,888

121,557

2002

Computer and testing equipment

401,682

337,017

64,665

Computer software

173,940

167,870

6,070

Office equipment

35,499

21,265

14,234

Office furniture

131,510

49,723

81,787

Display booths

     25,063

    19,564

       5,499

767,694

595,439

172,255

Capital assets include computer and office equipment acquired under capital leases having a cost of $333,165 [2002 - $333,165] and accumulated amortization of $242,897 [2002 - $212,557].

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

May 31, 2003 and 2002

[Expressed in Canadian dollars]

6. BANK INDEBTEDNESS

During the year ended May 31, 2003 the Company terminated the operating line of credit with a Canadian chartered bank.

7. OBLIGATIONS UNDER CAPITAL LEASES

The Company leases certain of its computer and office equipment under capital leases. The future minimum lease payments required under capital leases expiring May 2004 are as follows:

$
2004	6,178
Less amount representing interest	(498)

Present value of minimum lease payments	5,680

8. SUBSIDIARY REDEEMABLE CLASS A PREFERENCE SHARES

Subsidiary redeemable Class A preference non-voting shares, par value $1.00 per share.

The Company’s subsidiary, Solutions, has outstanding redeemable Class A preference shares as follows:

Subsidiary

redeemable Class A

preference shares

Amount

    #

    $

Balance, May 31, 2001

72,500

72,500

Redemption of shares for cash

(30,000)

(30,000)

Balance, May 31, 2002

42,500

42,500

Redemption of shares for cash

  (30,000)

  (30,000)

Balance, May 31, 2003

     12,500

     12,500

Under an agreement dated July 4, 1996, between Solutions and one of its shareholders, Solutions agreed to issue 225,000 redeemable Class A preference shares to the shareholder in exchange for 665 common shares of Solutions. The subsidiary redeemable Class A preference shares are mandatorily redeemable based upon the Company’s gross quarterly sales at a redemption price of $1.00 per share. The Company has the option of accelerating the redemption of these shares at a redemption price of $1.00 per share. In the event the Company is unable to redeem the shares for cash, the Company is required to settle this obligation with common shares of its subsidiary, Solutions. Common shares of the subsidiary are to be issued at a ratio equal to the proportion of the capital of Solutions that such preference shares represented when they were created.

The holder of the subsidiary’s redeemable Class A preference shares is entitled to cumulative dividends calculated at the bank prime rate. The bank prime rate at May 31, 2003 was 5% [2002 – 4%]. The cumulative dividends have been recorded as interest expense in the consolidated statements of operations.

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

May 31, 2003 and 2002

[Expressed in Canadian dollars]

9. NOTES PAYABLE

Two $25,000 unsecured promissory notes were issued on November 5, 2002 payable on demand with interest at 10% per annum.

10. CONVERTIBLE DEBENTURE

On March 17, 2003, the Company issued a convertible debenture in the principal amount of $341,250 ($250,000 US). The principal bears interest at the rate of bank prime plus three and half percent per annum, has a term of three years and is secured by all the assets of the Company.

The debenture is convertible into units consisting of one common share and one half-share purchase warrant.  The conversion rate is $0.10 of principal outstanding per unit in the first year, $0.11 of principal outstanding per unit in the second year, and $0.12 of principal outstanding per unit in the final year.  Each whole warrant obtained on conversion shall entitle the holder to purchase one additional common share of the Company and has a term of two years from the date of issuance of the debenture.  The warrant exercise price shall be $0.10 per share in the first year and $0.11 per share in the second year.

11. SPECIAL WARRANTS

The following provides details concerning Special Warrant transactions:

On February 22, 2001, the Company issued 138,889 Special Warrants for gross cash proceeds of $100,000 pursuant to a private placement.  Each special warrant is exercisable, without any additional consideration, into one common share and one share purchase warrant.

On June 5, 2001, 138,889 Special Warrants were exchanged for 138,889 common shares and 138,889 Share Purchase Warrants. The Share Purchase Warrants expired unexercised.

On October 24, 2001 the Company issued 1,000,000 Special Warrants for cash proceeds of  $120,000 pursuant to a private placement. Each special warrant is exercisable without any additional consideration into one common share and one share purchase warrant.

On April 1, 2002, 1,000,000 Special Warrants were exercised for 1,000,000 common shares and 1,000,000 Share Purchase Warrants.  The share purchase warrants expired unexercised.

12. COMMON STOCK

[a] Issued

On December 18, 2001 the Company issued 650,000 units for cash proceeds of $175,500 pursuant to a private placement. Each unit consists of one additional common share and one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one additional common share at an exercise price of $0.35 per share until January 7, 2004.

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

May 31, 2003 and 2002

[Expressed in Canadian dollars]

12. COMMON STOCK (cont’d.)

[a] Issued (cont’d.)

On April 9, 2002, 15,000 Share Purchase warrants were exercised for proceeds of $2,400. The balance of the Share Purchase Warrants expired at October 24, 2002.

On May 16, 2002 the Company issued 1,200,000 units to the President of the Company, for cash proceeds of $132,000 pursuant to a non-brokered private placement. Each unit consists of one common share and one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one additional common share at an exercise price of $0.13 per share until May 16, 2004.

On July 26, 2002 the Company issued 3,250,000 units for cash proceeds of $325,000. Each unit consists of one common share and one-half of a non-transferable Share Purchase Warrant. Each whole Share Purchase Warrant entitles the holder to purchase one additional common share at an exercise price of $0.12 per share until July 26, 2003.

On June 17, 2003 the Company consolidated its issued and outstanding share capital on the basis of 10 old common shares for one new common share.

[b] Stock options

The Company has a stock option plan (“the plan”) pursuant to which the Board of Directors of the Company may grant nontransferable stock options to purchase common shares of the Company to directors, officers, employees, advisors and consultants.  The maximum number of common shares that may be optioned under the plan is 20% of the issued and outstanding common shares of the Company.

As at May 31, 2003, the Company had the following stock options outstanding:

Exercise price $	Number of options outstanding	Remaining life years	Number of options exercisable
0.10	210,000	3.85	210,000
0.13	190,000	4.51	190,000
0.15	40,000	4.00	26,667
0.16	175,000	3.88	175,000
0.35	85,000	4.05	24,083
0.40	642,774	2.12	575,110
	1,342,774		1,200,860

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

May 31, 2003 and 2002

[Expressed in Canadian dollars]

12. COMMON STOCK (cont’d.)

[b] Stock options (cont’d.)

A summary of the changes in stock options for the period ended is presented below:

Number of

Weighted Average

shares

exercise price

      #

         $

Balance May 31, 2001

2,075,339

0.53

Granted

1,286,000

0.19

Expired or cancelled

    (423,063)

0.53

Balance, May 31, 2002

2,938,276

0.38

Granted

190,000

0.13

Expired or cancelled

(1,785,502)

0.53

Balance, May 31, 2003

  1,342,774

0.15

[c] Pro forma stock-options disclosure:

A summary of the required pro forma disclosure of the impact on the consolidated statement of operations is presented in the table below:

Net loss, as reported Compensation expense related to the fair value of stock options granted to employees	$(1,019,670) (8,911)
Pro forma net loss	$(1,028,581)
Pro forma loss per share: basic and diluted	$(0.05)

The fair value of stock options granted to employees, directors and consultants was estimated on the date of grant using the Black Scholes option pricing model with the following assumptions for the grants made during the year: risk-free interest rate 5.25%; estimated volatility 304%, expected life 5 years.

[d] Warrants

At May 31, 2003 the Company had share purchase warrants outstanding as follows:

Number of Warrants

Exercise price

Expiry date

   650,000

$0.35

January 7, 2004

1,200,000

$0.13

May 16, 2004

1,625,000 (1)

$0.12

July 26, 2003

3,475,000

[d] Warrants (cont’d.)

(1) Expired unexercised subsequent to May 31, 2003.

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

May 31, 2003 and 2002

[Expressed in Canadian dollars]

12. COMMON STOCK (cont’d.)

 [e] Employee Stock Bonus Plan

On April 15, 1999, the Company established the SESB trust in order to create a non-leveraged Employee Stock Bonus Plan whose members are directors, officers, consultants and employees who have completed six months or more service with the Company.

Under the terms of the Plan, common shares held by the SESB trust will be allocated to participants when annual revenue targets are met or exceeded.  However, the Company's Board of Directors has the discretion to allocate shares even if the targets are not achieved if it is in the best interest of the Company.  Common shares allocated will vest irrevocably for participants in the Plan when revenue targets are achieved or the directors otherwise resolve that they are vested.

Upon the termination of an employee, shares that are not vested will be returned to the plan.  Any shares placed in escrow shall be subject to mandatory repurchase by the Company at a price of US$0.01 per share should the participant terminate.  Five years after establishment of the Plan, there shall be an exchange of allocated but unvested shares granted under the Plan and remaining in escrow for a new class of redeemable non-voting preferred shares.  Each common share will be exchanged for one new preferred share.

During the year ended May 31, 2003, no shares [2002 - nil shares] were allocated or released to employees under the plan. All shares allocated to employees have either been released to employees or returned to the SESB trust as a result of employee resignations during the year.

The balance of shares held in the plan as at May 31, 2003 is 774,200 [2002 - 774,200] and of this balance none have been allocated for future release.

No compensation expense has been recognized in the statement of operations for the year-ended May 31, 2003 in respect of the SESB Trust [2002 - nil]. Compensation expense is recorded at fair value of the shares once shares have been committed to be released.  At May 31, 2003, the fair value of the unallocated common shares based on quoted market sources was $7,742 [2002 - $92,904].

[f] Shares to be Issued

As a result of various employee terminations during the years ended May 31, 2003 and 2002, the Company is obliged to issue 100,000 shares to employees as part of the severance packages agreed with the terminated employees. The shares to be issued have been valued based on the market price of the shares on the date the employee was terminated.

13. COMMITMENTS AND CONTINGENCIES

[a] The Company leases its premises and certain automobiles under operating leases expiring through 2009. The future minimum lease commitments under operating lease agreements for the next six years ending May 31 are as follows:

2004

136,341

2005

221,185

2006

240,103

2007

246,527

2008

247,411

2009

     20,593

1,112,160

Rent expense for the year ended May 31, 2003 amounted to $50,365 [2002 - $254,000].

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

May 31, 2003 and 2002

[Expressed in Canadian dollars]

13. COMMITMENTS AND CONTINGENCIES (cont’d.)

During the years ended May 31, 2002 and 2003, the Company terminated a number of employees. In respect to these employee terminations, the Company has an obligation to issue an aggregate of 100,000 common shares in settlement of termination agreements [note 12f].

One of the Company’s subsidiaries entered into a lease with the Landlord for the rental of premises through March 2003. In June 2002, the subsidiary vacated the premises. The Landlord has made a demand of approximately $200,000 on the subsidiary for the payment of rentals through March 2003. The Company does not anticipate paying this amount and it intends to vigorously defend the demand made by the Landlord. The outcome of this matter cannot be predicted at this time with certainty. Accordingly, no amounts with respect to this claim had been recorded during the year ended May 31, 2003.

[b] The Company has been named as a third party in a default judgment, together with a U.S. company, in the amount of US$150,000 for damages with respect to the use of allegedly unauthorized proprietary software.

The Company has filed an objection to the judgment and filed a motion requesting relief from the judgment with the Federal Court of the United States of America.  Management is of the opinion that the Company was not a party to the unauthorized use of the software.  No provision for damages has been recorded in these financial statements.

14. INCOME TAXES

At May 31, 2003, for Canadian income tax purposes, the Company has approximately $686,000 of undeducted expenditures for tax purposes expiring through May 2005 relating primarily to share issue costs and approximately $11,544,000 of non-capital losses available for income tax purposes to reduce taxable income of future years that expire as follows:

Non-capital

losses

   $

2004

328,000

2006

829,000

2007

750,000

2008

2,214,000

2009

3,609,000

2010

3,201,000

2011

      613,000

11,544,000

At May 31, 2003, the Company also has non-capital loss carryforwards of approximately $2,155,000 which can be applied to reduce income earned in the United States which expire as follows:

Non-capital

losses

     $

2019

777,000

2020

1,211,000

2021

      167,000

2,155,000

The ability of the Company to use the losses that expire prior to 2021 may be impacted by the application of provisions contained in the Internal Revenue Code of the United States.

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

May 31, 2003 and 2002

[Expressed in Canadian dollars]

14. INCOME TAXES (cont’d.)

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets as of May 31 are as follows:

2003

2002

  $

  $

Non-capital loss carryforwards

4,388,000

4,246,000

Share issue costs

261,000

375,000

Unused capital cost in excess of net book value

36,000

337,000

Other

-

32,000

Total future assets

4,685,000

4,990,000

Valuation allowance

(4,685,000)

(4,990,000)

Net future assets

                --

               --

A reconciliation of the Company’s effective income tax rate to the federal statutory rate follows:

2003

2002

  $

  $

Tax at statutory rate

(387,000)

(1,407,000)

Amortization of share issue costs for tax and accounting

130,000

(147,000)

Effect on change in tax rate

536,000

-

Other

29,000

18,000

Temporary difference for which no new tax benefit

   has been recognized

      (308,000)

     1,536,000

                   --

                   --

15. RELATED PARTY TRANSACTIONS

Directors, officers and a company controlled by an officer of the Company provide legal, accounting and advisory services to the Company. During the year ended May 31, 2003, the Company paid $248,499 [2002 - $552,634] for these services that were charged to general and administrative expenses. At May 31, 2003, $161,813 [2002 - $18,932] is included in accounts payable and accrued liabilities.

16. SEGMENTED INFORMATION

The Company operates in one business segment and substantially all of the Company’s operations, assets and employees are located in Canada. The following represents sales based on the location of the customer.

2003

2002

   %

   %

Canada

41

89

U.S.

58

11

Other

        1

        -

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

May 31, 2003 and 2002

[Expressed in Canadian dollars]

17. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which as applied in these consolidated financial statements conform in all material respects to those accounting principles generally accepted in the United States (“U.S. GAAP”), except as follows:

The following table sets out the amounts that would have been reported in the balance sheet had these statements been prepared in conformity with U.S. GAAP.

Consolidated balance sheets

2003

2002

    $

    $

Additional paid in capital – Canadian GAAP

644,041

621,255

Effect of accounting for stock compensation expense

            91,975

          91,975

Additional paid in capital – United States GAAP

         736,016

       713,230

Deficit – Canadian GAAP

(16,651,419)

(15,631,749)

Effect of accounting for stock compensation expense

          (91,975)

         (91,975)

Deficit – United States GAAP

 (16,743,394)

 (15,723,724)

For purposes of reporting in accordance with U.S. GAAP, amounts referred to as contributed surplus under Canadian GAAP are referred to as additional paid-in capital.

Recent Pronouncements

In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The requirements of SFAS No. 150 apply to issuers’ classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. SFAS No. 150 does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, which amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS No. 148 expands the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  The transition provisions of SFAS No. 148 are effective for fiscal years ended after December 15, 2002.  The disclosure provisions of SFAS No. 148 are effective for financial statements for interim periods beginning after December 15, 2002.  The Company will adopt SFAS No. 148 on June 1, 2003, and its impact is not expected to have a material effect on the Company’s results of operations or financial position.

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

May 31, 2003 and 2002

[Expressed in Canadian dollars]

17. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

Recent Pronouncements (cont’d)

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The Company will adopt SFAS No. 146 on June 1, 2003, and its impact is not expected to have a material effect on the Company’s results of operations or financial position.

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY REPORT

BC FORM 51-901F

Incorporated as part of:

           Schedule A

    x      Schedule B & C

( place X in appropriate category )

ISSUER DETAILS

NAME OF ISSUER	Open EC Technologies, Inc.
ISSUER'S ADDRESS:	210 - 889 HARBOURSIDE DRIVE
NORTH VANCOUVER, B.C., V7P 3S1
ISSUER FAX NUMBER	604-983-8056
ISSUERS TELEPHONE NUMBER	604-983-8083
CONTACT PERSON	JOHN A VERSFELT
CONTACT'S POSITION	CHIEF FINANCIAL OFFICER
CONTACT TELEPHONE NUMBER	604-983-8083
CONTACT EMAIL ADDRESS	N/A
WEB SITE ADDRESS	www.softcare.com
FOR QUARTER ENDED	May 31, 2003
DATE OF REPORT	October 15, 2003

CERTIFIED

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“ MARTYN ARMSTRONG “

October 15, 2003

Director

Date Signed

“ JOHN A. VERSFELT “

October 15, 2003

Director

Date Signed

FORM 51-901F

SCHEDULE B:

SUPPLEMENTARY INFORMATION

See attached consolidated financial statements for the period ended May 31, 2003.

1.

Selling expenses for the year ended May 31, 2003 include:

Entertainment

  3,749

Software resale

21,249

General and administrative expenses for the twelve months include:

Professional fees

275,134

Public relations fees

279,466

Office lease

  50,365

Travel and automobile

  56,655

Utilities, Insurance, Supplies and other

  66,395

2.

Related party transactions

Directors and officers of the Company provide legal, accounting and advisory services to the Company.  During the twelve months ended May 31, 2003, the Company recorded $248,499 [2002 - $552,634] for these services that were charged to general and administrative expenses.  At May 31, 2003, $161,813 [2002 - $18,932] is included in accounts payable and accrued liabilities.  All transactions are in the normal course of operations and are recorded at exchange amounts established and agreed upon between the related parties.

3.

a) Summary of securities issued during the year under review:

On July 26, 2002 the Company issued 3,250,000 units for gross cash proceeds of $325,000. Each unit consists of one common share and one-half of a non-transferable Share Purchase Warrant. Each whole Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.12 and is exercisable, at any time, within one year from the closing date of the financing.  Each common share issued is subject to a hold period and could not be traded until November 26, 2002.

On March 17, 2003, the Company issued a convertible debenture in the principal amount of $250,000 US ($341,250 Cdn.). The debenture bears interest at the rate of prime plus three and half percent per annum and has a term of three years.  The debenture is convertible into units consisting of one common share and one half-share purchase warrant.  The conversion rate is $0.10 of principal outstanding per unit in the first year, $0.11 of principal outstanding in the second year, and $0.12 of principal outstanding in the final year.  Each whole warrant obtained on conversion shall entitle the holder to purchase one common share of the Company and have a term of two years from March 17, 2003.  The warrant exercise price shall be $0.10 in the first year and $0.11 in the second year.

b) Summary of options granted during the period under review:

On June 4, 2002, 190,000 share purchase options were granted to a consultant of the company.  The Options have an exercise price of $0.13 per share and expire on June 4, 2007.

4.

Summary of securities as at the end of the reporting period:

a) Description of authorized capital

100,000,000 (2002-100,000,000) common voting shares without par value

b) Summary of shares issued, reserved and outstanding:

	Common Stock and Shares to be Issued
	Shares #	Amount $
Balance, May 31, 2001	16,989,728	15,710,538
Share Issued on exercise of special Warrants	138,889	100,000
Shares issued on exercise of Special Warrants	1,000,000	120,000
Units issued in private placement	650,000	175,500
Shares issued on exercise of Share Purchase Warrants	15,000	2,400
Shares to be issued for employees terminated	90,000	13,500
Units issued in private placement	1,200,000	132,000
Balance, May 31, 2002	20,083,617	16,253,938
Units issued in private placement	3,250,000	325,000
Balance, August 31, 2002	23,333,617	16,578,938
Shares to be issued for employees terminated	10,000	1,000
Balance, November 30, 2002	23,343,617	16,579,938
Balance, February 28, 2003	23,343,617	16,579,938
Balance, May 31, 2003	23,343,617	16,579,938

c) Description of options, warrants and convertible securities outstanding, including the amount, exercise or conversion price and expiry date:

During the year, 1,785,502 stock options expired unexercised at prices ranging from $0.10 to $0.41.

At May 31, 2003, the Company had the following stock options outstanding:

Exercise price $	Outstanding #	Weighted Average remaining contractual life Years	Options vested and exercisable #
0.40	642,774	2.12	575,110
0.35	85,000	4.05	24,083
0.16	175,000	3.88	175,000
0.15	40,000	4.00	26,667
0.13	190,000	4.51	190,000
0.10	210,000	3.85	210,000
	1,342,774		1,200,860

At May 31, 2003, the Company had share purchase warrants outstanding as follows:

Number of Warrants

Exercise price

Expiration date

650,000

$0.35

January 7, 2004

1,200,000

$0.13

May 16, 2004

1,625,000 (1)

$0.12

July 26,2003

3,475,000

(1) Expired unexercised subsequent to the year-end.

During the year ended May 31, 2003, 138,889 warrants expired unexercised.

d) Number of shares in escrow or subject to a pooling agreement:

Securities subject to pooling agreements with respect to the SESB trust and the employee profit sharing plan are 774,200 common shares that are restricted until certain revenue targets are met or exceeded.  See note 12 of the financial statements.

5.

Directors and officers at October 14, 2003:

Martyn Armstrong

President & CEO, Director

John A Versfelt

Chief Financial Officer, Corporate Secretary, Director

Randall Pierson

Director

Schedule C: Management Discussion and Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion relates to the financial condition, changes in financial condition and results of operations of Open EC Technologies, Inc. (formerly Softcare EC Inc.), and its subsidiaries Softcare EC Solutions Inc. (formerly Softcare Electronic Commerce Inc.), SCEC Holdings, SCC Holdings and Softcare Electronic Commerce (U.S.A.) Inc. for the years ended May 31, 2003 and 2002. Open EC Technologies Inc., its wholly owned subsidiary Softcare EC Solutions Inc. and it's wholly owned subsidiaries SCC Holdings, SCEC Holdings and Softcare Electronic Commerce (U.S.A.) Inc. are collectively referred to as "OpenEC", or as the “Company”. The discussion should be read in conjunction with the financial statements of OpenEC and related notes included therein.

Overview

OpenEC is a provider of business-to-business electronic commerce platforms.  It has a strong history in the provision of software, which enables business-to-business electronic commerce. The operating company, SoftCare EC Solutions Inc. (formerly SoftCare Electronic Commerce Inc.) was founded in 1990 and developed software to facilitate business-to-business electronic exchange of documents. OpenEC's first product, Tradelink, has been recognized as a leader in the electronic data interchange ("EDI") market. In the late 1990's, management recognized the potential for the expansion of business-to-business transactions through the use of the internet. As a result the Company embarked on the development of an internet based business-to-business electronic commerce platform in 1997. Since that time the Company's new Open E|C business-to-business electronic commerce platform has been under continuous development, this involves conducting research and developing the initial and subsequent versions of the Open E|C platform. In June of 1999, the first version of Open E|C was installed and OpenEC began selling the Open E|C platform and related services. OpenEC currently markets both Open E|C and Tradelink primarily in the United States and Canada.

OpenEC's primary focus remains the business-to-business electronic exchange of documents. In this respect Tradelink remains an important component of the Company's sales. OpenEC continues to enhance Tradelink in order to drive its acceptance in the EDI market place.

OpenEC has developed and continues to develop certain applications to support its Open|EC Platform.  While OpenEC may develop these applications, there can be no assurance that such products, once completed, will meet customer requirements, overall market requirements, or that the products will perform in a satisfactory manner.

Financial Position

As at May 31, 2003 and as at May 31, 2002:

As of May 31, 2003, OpenEC had $234,170 in cash and cash equivalents compared with $14,663 as of May 31, 2002.  OpenEC's working capital at May 31, 2003 was ($198,704) compared with working capital of $107,204 as at May 31, 2002. Short-term investments at May 31, 2003 were NIL, and $535,075 at May 31, 2002.  Capital assets, which represents net book value of computer and testing equipment, computer software, office equipment, office furniture, display booths and leasehold improvements were $121,557 at May 31, 2003 compared with $172,255 as at May 31, 2002. As the Company’s expenses continue to exceed revenues, the Company’s working capital discussed above decreased by $305,908 in the year ended May 31, 2003.

Results of Operations

OpenEC generates revenue through software sales, consulting services, training services and maintenance fees.  Product sales were derived through two alternative fee structures: licensing fees and software royalties.   Service and maintenance contracts are generally entered into at the time a product sale is completed.

Years ended May 31, 2003 and 2002

Revenue for the year ended May 31, 2003 was $509,844, compared with $575,002 for the year ended May 31, 2002.  The decrease in revenue is primarily due to one of the company’s major customers sought bankruptcy protection. This resulted in the Company recognizing a write-down of maintenance sales to this customer of some $42,916 for the 2003 fiscal year.  Without this event sales would have been relatively flat for the year.  As at May 31, 2003, this customer had a receivables balance with the company of $23,396 of which management estimates $6,048 is collectible.  An allowance for doubtful accounts has been set up for the balance of the receivable.

OpenEC has found that the North American market for business-to-business electronic commerce platforms and services is changing rapidly but that significant real opportunities, which may produce significant revenues, are still at an early stage of development. OpenEC's ultimate success depends upon substantial organizations buying and implementing its software products and related services. The implementation of these software products by these organizations is complex, time consuming and expensive. It also requires that these organizations change established business practices and conduct business in new ways. OpenEC's ability to attract customers requires a significant amount of consultation and collaboration with the potential customers during the sales process. These factors lead to long closing cycles but generally result in stable long-term relationships, which produce recurring revenue streams for the company.

Salaries and wages for the year ended May 31, 2003 were $679,412 compared with $1,658,651 for the year ended May 31, 2002. The decrease represents the continuing affects of a cost cutting program by management in 2002/2003.

There was $23,786 of stock based compensation in the year ended May 31, 2003. For the year ended May 31, 2002 stock based and other compensation was $71,200. This decrease reflects the fact that the majority of employees were laid off, and the associated compensation expense accrued prior to May 31, 2002.

Selling expenses for the year ended May 31, 2003 were $24,998 compared with $71,614 for the year ended May 31, 2002, demonstrating an overall reduction in OpenEC's selling and marketing costs. The decrease reflects OpenEC's reduced sales efforts for its initial Open E|C product set.

General and administrative expenses for the year ended May 31, 2003 were $728,015 compared with $1,942,704 for the year ended May 31, 2002. The decrease was primarily due to the decreased cost of travel, professional fees and premises costs resulting from the contraction of operations.

Depreciation and amortization expenses for the year ended May 31, 2003 were $58,370 compared with $147,346 for the year ended May 31, 2002.  The decrease of this expense reflects a slow down in OpenEC's program of continuous upgrading of its computer hardware, software, related equipment and leasehold improvements, which is consistent with the cost cutting program carried out by management in 2002.

Liquidity and Capital Resources

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, on a going concern basis, which presumes that the company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

To date the company has incurred significant losses both for the current year to date and the previous fiscal years. In addition, the Company has accumulated a significant deficit. These losses and the deficit have been funded primarily by the issuance of securities including funds derived from a convertible debenture completed in the fourth quarter to May 31, 2003.

During the past fiscal year the Company was successful in the closing the following financings:

-

On July 26, 2002 the Company issued 3,250,000 units for gross cash proceeds of $325,000. Each unit consists of one common share and one-half of a non-transferable Share Purchase Warrant. Each whole Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.12 and is exercisable, at any time, within one year from the closing date of the financing.  Each common share issued is subject to a hold period and could not be traded until November 26, 2002.  Subsequent to the May 31, 2003  year end these warrants expired unexercised.

-  On November 5, 2002 the Company issued two promissory notes with fixed repayment terms in exchange for a total of $50,000.00

-  On March 17, 2003, the Company issued a convertible debenture in the principal amount of $250,000 US ($341,250 Cdn.). The debenture bears interest at the rate of prime plus three and one half percent per annum and has a term of three years.

OpenEC’s continuation as a going concern is uncertain and is dependant upon its ability to achieve profitable operations and upon the continued financial support of its shareholders, option holders and warrant holders or upon its ability to obtain additional financing or new equity. It’s ability to achieve profitability and positive cash flows from operations will depend on numerous factors. These factors include its ability to attract strategic, corporate partners for the development, marketing, distribution and sale of its software products, the progress of its research and development programs and its ability to protect its proprietary rights over the product names and trademarks. The outcome of these matters cannot be predicted at this time. The consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. To date OpenEC has been able to achieve certain milestones in its efforts to combat these dependant factors including the registration of its trademark OpenE/C, continued innovation from research and development and building contacts and alliances with potential strategic corporate partners.

As of May 31, 2003, OpenEC had $234,170 in cash and cash equivalents. This, including other current assets, brought OpenEC's total working capital to ($198,704). OpenEC also has the potential to raise future capital through the exercise of warrants and stock options. However, there is no assurance that the exercise of warrants will occur or that employees, directors or agents will exercise their stock options.

Subsequent Events:

[i]

Name Change

On June 17, 2003 the Company changed it name from Softcare EC, Inc. to Open EC Technologies Inc. and consolidated its share capital on the basis of 10 old common shares for every new common share.

[ii]

Office Lease Terms Renegotiated

On July 1, 2002 the Company relocated its operations to new leasehold premises. The Company  entered into a six-year lease that expires on June 30, 2008. The lease provided for a seven-month rent-free period that expired January 31, 2003. Subsequent to the rent-free period, the future minimum lease commitments over the lifetime of the lease for the years ending May 31 are as follows, as negotiated in August 2003:

    $

2004

125,242

2005

210,086

2006

240,103

2007

246,527

2008

247,411

2009

      20,593

 1,089,962

Milestones and Benchmarks

The Company’s near term milestones include:

The development, with its partner Mala Ventures, Inc. a sister company, of a suite of products to be co-marketed by CLEO to their existing customer base. The delivery of these products and their commercial application is expected in the financial year ended 2004.

The completion of a working capital financing of $500,000 within the next twelve months.

The settlement of certain longstanding liabilities by way of shares for debt settlements.

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY REPORT

BC FORM 51-901F

Incorporated as part of:

   X        Schedule A

          Schedule B & C

( place X in appropriate category )

ISSUER DETAILS

NAME OF ISSUER	OPEN EC TECHNOLOGIES, INC.
ISSUER'S ADDRESS:	210 - 889 HARBOURSIDE DRIVE
NORTH VANCOUVER, B.C., V7P 3S1
ISSUER FAX NUMBER	604-983-8056
ISSUERS TELEPHONE NUMBER	604-983-8083
CONTACT PERSON	JOHN A. VERSFELT
CONTACT'S POSITION	CHIEF FINANCIAL OFFICER
CONTACT TELEPHONE NUMBER	604-983-8083 EXT. 260
CONTACT EMAIL ADDRESS:	N/A
WEB SITE ADDRESS:	www.softcare.com
FOR QUARTER ENDED:	August 31, 2003
DATE OF REPORT"	October 28, 2003

CERTIFIED

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“ MARTYN ARMSTRONG “

October 28, 2003

Director

Date Signed

“JOHN A. VERSFELT “

October 28, 2003

Director

Date Signed

Interim Consolidated Financial Statements

OPEN EC TECHNOLOGIES, INC.

(formerly Softcare EC Inc.)

(Expressed in Canadian Dollars)

 August 31, 2003 and 2002

Open EC Technologies, Inc.

(formerly Softcare EC Inc.)

Incorporated under the laws of British Columbia

INTERIM CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

August 31

August 31

May 31

2003

2002

2003

  $

  $

    $

ASSETS

Current

Cash and cash equivalents

106,804

463,393

234,170

Accounts receivable, less allowance

for doubtful accounts of $60,815  [note 3]

77,150

136,267

62,128

Prepaid expenses and other

   83,442

   70,979

   83,735

Total current assets

267,396

670,639

380,033

Capital assets [note 4]

112,002

168,841

121,557

Total assets

379,398

839,480

501,590

LIABILITIES AND SHAREHOLDERS' EQUITY

Current

Bank indebtedness

-

250,000

-

Accounts payable and

accrued liabilities [notes 5 and 12]

382,114

174,767

393,085

Current portion of

obligations under capital leases [note 6]

4,089

39,305

5,680

Current portion of subsidiary redeemable

Class A preference shares [note 7]

5,000

30,000

12,500

Note Payable [note 8]

50,000

-

50,000

Deferred revenue

118,984

112,494

117,472

Total current liabilities

560,187

606,566

578,737

Obligations under capital leases [note 6]

            -

3,877

            -

Subsidiary redeemable Class A

preference shares [note 7]

-

5,000

-

Debenture Payable [note 9]

341,250

-

341,250

Total liabilities

901,436

615,443

919,987

Commitments and contingencies [note12]

Shareholders' equity

Common stock [note 11]

16,565,438

16,626,438

16,565,438

Shares to be issued [note 11]

14,500

 13,500

 14,500

Contributed Surplus

644,041

621,255

   644,041

Unearned Employee Stock

Bonus Plan [note 11]

(990,957)

(990,957)

(990,957)

Deficit

(16,755,060)

    (16,046,199)

(16,651,419)

Total shareholders' equity

    (522,038)

         224,037

   (418,397)

Total liabilities and shareholders' equity

      379,398

        839,480

      501,590

See accompanying notes

On behalf of the Board:

“Martyn Armstrong”

“John A. Versfelt”

Martyn Armstrong, Director

John A. Versfelt, Director

Prepared by management

Open EC Technologies, Inc.

(formerly Softcare EC Inc.)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in Canadian Dollars)

Revenue	Three Months Ended August 31 2003 $	Three Months Ended August 31 2002 $
Software sales	46,830	60,427
Consulting services	10,766	12,587
Training services	-	-
Maintenance fees	50,084	43,137
Total revenues	107,680	116,151
Expenses
Salaries and wages	107,263	236,155
Selling expenses	2,458	1,822
General and administrative expenses [notes 12 and 14]	84,626	284,427
Depreciation and amortization	9,555	11,731
Total expenses	203,902	534,135
Operating (loss) for the period	(96,222)	(417,984)
Other income (expense)
Interest income	4	3,533
Interest expense - long-term	(7,423)	-
Total other income (expense)	(7,419)	3,533
Loss for the period	(103,641)	(414,451)
Basic and diluted (loss) per share [note 2]	(0.046)	(0.20)

See accompanying notes

Open EC Technologies, Inc.

(formerly Softcare EC Inc.)

INTERIM CONSOLIDATED STATEMENTS OF

SHAREHOLDERS' EQUITY (DEFICIT)

(Expressed in Canadian Dollars)

Three Months Ended August 31, 2003

										Total
								Unearned		Shareholders'
							Contributed	Stock		Equity
	Common Stock		Special Warrants		Shares to be issued		Surplus	Bonus Plan	Deficit	(Deficit)
	Shares #	Amount $	Shares #	Amount $	Shares #	Amount $	$	$	$	$
Balance, May 31, 2001	16,989,728	15,710,538	138,889	100,000	-	-	550,055	(990,957)	(12,358,272)	3,011,364
Shares Issued on exercise of special warrants[note 10]	138,889	100,000	(138,889)	(100,000)	-	-	-	-	-	-
Special Warrants issued in private placement net of costs[note 10]	-	-	1,000,000	120,000	-	-	-	-	-	120,000
Stock options granted	-	-			-	-	71,200			71,200
Shares issued on exercise of special warrants	1,000,000	120,000	(1,000,000)	(120,000)	-	-	-	-	-	-
Shares issued for private placement	650,000	175,500	-	-	-	-	-	-	-	175,500
Shares issued on exercise of share purchase warrants	15,000	2,400	-	-	-	-	-	-	-	2,400
Shares to be issued for terminated employees (note 11 g)	90,000	13,500	-	-	90,000	13,500	-	-	-	13,500
Shares issued for private placement [note 11]	1,200,000	132,000	-	-	-	-	-	-	-	132,000
Loss for the year	-	-	-	-	-	-	-	-	(3,273,477)	(3,273,477)
Balance, May 31, 2002	20,083,617	16,253,938	-	-	90,000	13,500	621,255	(990,957)	(15,631,749)	252,487
Shares issued for private placement	3,250,000	325,000	-	-	-	-	-	-	-	325,000
Shares to be issued for terminated employees (note 11 g)	10,000	1,000	-	-	10,000	1,000	-	-	-	1,000
Stock options granted	-	-	-	-	-	-	22,786	-		22,786
Loss for the year	-	-	-	-	-	-	-	-	(1,019,670)	(1,019,670)
Balance, May 31, 2003	23,243,617	16,565,438	-	-	100,000	14,500	644,041	(990,957)	(16,651,419)	(418,397)
Share Consolidation 1 new for 10 old	(20,919,255)	-	-	-	(90,000)	-	-	-	-	-
Loss for the period	-	-	-	-	-	-	-	-	(103,641)	(103,641)
Balance, August 31, 2003	2,324,362	16,565,438	-	-	10,000	14,500	644,041	(990,957)	(16,755,060)	(522,038)

See accompanying notes

Open EC Technologies, Inc.

(formerly Softcare EC Inc.)

INTERIM CONSOLIDATED STATEMENTS OF

CASH FLOWS

(Expressed in Canadian Dollars)

	Three Months Ended August 31 2003 $	Three Months Ended August 31 2002 $
OPERATING ACTIVITIES Loss for the period	(103,641)	(414,451)
Items not affecting cash: Amortization and writedown	9,555	11,731
Stock based compensation	-	-
Loss on disposal of capital assets	-	-
Changes in non-cash working capital: Accounts receivable	(15,022)	30,895
Prepaid expenses and other	293	8,878
Accounts payable and accrued liabilities	(10,972)	(72,079)
Current Portion of Operating Leases	(1,591)	-
Current Portion of Redeemable Preferred Shares	(7,500)	-
Deferred revenue	1,512	(2,000)
Cash (used in) operating activities	(127,366)	(437,026)
INVESTING ACTIVITIES Purchase of capital assets	-	(8,317)
Sale (purchase) of short-term investments	-	535,075
Cash provided by (used in) investing activities	-	526,758
FINANCING ACTIVITIES Redemption of subsidiary redeemable Class A preference shares	-	(7,500)
Repayment of obligations under capital leases	-	(19,502)
Common stock issued on exercise of share purchase warrants	-	386,000
Cash provided by (used in) financing activities	-	358,998
Decrease in cash and cash equivalents	127,366	448,730
Cash and cash equivalents, beginning of period	234,170	14,663
Cash and cash equivalents, end of period	106,804	463,393
Supplemental disclosure Interest paid	7,423	4,079

See accompanying notes

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

August 31, 2003 and 2002

[Expressed in Canadian dollars]

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Open EC Technologies, Inc., (the “Company”) was incorporated pursuant to the Company Act of the Province of British Columbia on March 30, 1981. On November 8, 2001 the Company changed its name from SoftCare EC.Com, Inc. to Softcare EC Inc.  On June 23, 2003 the Company changed its name from Softcare EC, Inc. to Open EC Technologies, Inc.

The Company and its subsidiary companies develop and market Electronic Data Interchange (“EDI”) software primarily to retailers, financial and public institutions, utility companies, pharmaceutical companies and wholesalers across Canada, the United States and Asia. The Company and its subsidiary companies also develop and market e-commerce software, providing software through internet portals and by licenses, as well as providing consulting and support services to both domestic and international markets.

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company incurred a loss of [$103,641] for the quarter ended August 31, 2003 [2002 - $414,451, ], and has a deficit of $16,755,060 as at August 31, 2003 [2002 – $16,046,199], which has been funded primarily by the issuance of equity.

The Company’s continuation as a going concern is uncertain and is dependent upon its ability to achieve profitable operations and upon the continued financial support of its shareholders, option holders and warrant holders or upon its ability to obtain additional financing or new equity.

The Company’s ability to achieve profitability and positive cash flows from operations will depend upon numerous factors. These factors include its ability to attract strategic corporate partners for the development, marketing, distribution, and sale of its software products, the progress of its research and development programs and its ability to protect its proprietary rights over product names and trademarks. The outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 16. The following is a summary of the significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, SoftCare EC Solutions Inc. (a Canadian company), (formerly SoftCare Electronic Commerce Inc.), and Solutions’s wholly owned subsidiaries, SCC Holdings Ltd. (a Canadian company), SCEC Holdings Ltd. (a Canadian company) and SoftCare Electronic Commerce (U.S.A.) Inc. (a Washington corporation). All significant intercompany balances and transactions have been eliminated on consolidation.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

August 31, 2003 and 2002

[Expressed in Canadian dollars]

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Translation of foreign currencies

The Company follows the temporal method of accounting for the translation of integrated foreign subsidiary operations. Monetary assets and liabilities of foreign subsidiaries denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Other balance sheet items are translated at exchange rates in effect when the assets are acquired or obligations incurred. Revenue and expense items are translated at the average rate of exchange for the period. Foreign exchange gains and losses resulting from these translations are reflected in the consolidated statement of operations.

Short-term investments

Short-term investments are available for sale securities and are carried at market value. Short-term investments consist of investments in a term note, with financial institutions with an original maturity of more than three months.

Leases

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Software development costs

Software development costs are charged to expense as incurred unless the development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Company has not deferred any software development costs to date.

Capital assets

Capital assets are stated at cost less accumulated amortization. Capital assets are amortized at rates sufficient to write off their cost over their estimated useful lives on a declining balance method, after taking into account their estimated residual values, at the following annual rates:

Computer and testing equipment

30%

Computer software

100%

Office equipment

20%

Office furniture

20%

Display booths

30%

Leasehold improvements

Lesser of the term of the lease

or the remaining estimated

useful life of the asset

Computer and office equipment acquired under capital leases is amortized on a straight-line basis over the lesser of the term of the lease or the remaining estimated economic life of approximately three to five years.

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

August 31, 2003 and 2002

[Expressed in Canadian dollars]

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Advertising Expense

Advertising costs are charged to expense as incurred.  Advertising expense for the quarter ended August 31, 2003 was nil [2002-$500.00].

Income Taxes

The Company utilizes the liability method of tax allocation.  Under this method, future tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.  If it is more likely than not that some portion or all of a future tax asset will not be realized, a valuation allowance is recognized.

Stock based compensation

Effective June 1, 2002, the Company adopted the new recommendations of the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments” (“Section 3870”) which requires that a fair value-based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, awards that call for settlement in cash or other assets or are stock appreciation rights that call fro settlement by the issuance of equity instruments.  Section 3870 permits the Company to continue its existing policy of treating all other employee and director stock options as capital transactions (the settlement method), but requires no pro forma disclosure of net income and per share information as if the Company has accounted for these stock options under the fair value method.  No restatement of prior periods is required as a result of the adoption of the new recommendations.

Employee stock bonus plan

Equity instruments contributed to the Employee Stock Bonus Plan (the “Plan”) by the Company are recorded at their estimated fair value at the date of their contribution and are recorded as a credit in shareholders’ equity.  A contra equity account is recognized until allocations to participants are made and compensation expense is recognized.

Compensation expense is measured based on the intrinsic value of the award at the date of grant and recognizes that cost in the period when it is likely that performance criteria will be met and/or the equity instruments allocated to participants will be released.

Impairment of long-lived assets

The Company monitors the recoverability of long-lived assets, including capital assets and goodwill, based upon estimates using factors such as future asset utilization, business climate and future non-discounted cash flows expected to result from the use of the related assets or to be realized on sale. The Company’s policy is to write down assets to their net recoverable amount using undiscounted cash flows, in the period when it is likely that the carrying amount of the asset will not be recovered.

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

August 31, 2003 and 2002

[Expressed in Canadian dollars]

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Revenue recognition

A software supply arrangement entered into by the Company may encompass multiple elements, including software sales, consulting services, training services and maintenance fees. The total fee for a multiple element arrangement is allocated to each element based upon objective evidence of the fair value of each element. Fair value is established through the Company’s policy to charge to customers the same price as when the element is sold separately. Revenue from sales made to re-sellers is recognized after the third-party sale occurs and the revenue is determinable. Consulting services offered by the Company are not considered essential to the functionality of the software arrangement. As a result, consulting and training services revenues are recognized as the work is performed. Maintenance contract revenue is deferred and recognized over the respective contract periods. Revenue from direct software sales is recognized when the product has been delivered, as no significant obligations remain, fees are fixed and determinable, collectibility is probable, and persuasive evidence of an arrangement exists. If software sales are contingent upon successful installation and subsequent customer acceptance, the revenue and work in progress costs are deferred until customer acceptance is achieved.

Financial instruments

The carrying value of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity. The fair value of short-term investments has been determined based on quoted market prices. The carrying value of capital lease obligations approximates fair value as the effective interest rate on these instruments approximate current market rates. The carrying value of subsidiary redeemable Class A preference shares approximates fair value based on discounted cash flows.

Income (loss) per share

Loss per common share for the quarters ended August 31, 2003 and 2002 is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period, excluding shares held by the SoftCare Employee Stock Bonus Plan Trust (“SESB Trust”).  Loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. For the quarters ended August 31, 2003 and 2002 none of the outstanding options and warrants has been included in the calculation of diluted loss per common share because their effect was anti-dilutive.

For the quarter ended August 31,

2003

2002

    $

    $

Numerator

Loss for the quarter

(103,641)

(414,451)

Denominator

Weighted average number of common shares
outstanding

2,324,362

2,031,417(1)

Less: Employee Stock Bonus Plan Shares(1)

       77,420

     77,420

Basic loss per common share

       (0.046)

       (0.21)(1)

(1) Adjusted for share consolidation effective June 2003.

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

August 31, 2003 and 2002

[Expressed in Canadian dollars]

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from these estimates.

3. CREDIT AND EXCHANGE RATE RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents that are held with one financial institution, short-term investments that are held with one financial institution, and accounts receivable. The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company’s operations are in the field of supplying electronic commerce computer software licenses and support services to domestic and international markets. Many of its customers are outside of Canada and therefore a significant Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents that are held with one financial institution, short-term investments that are held with one financial institution, and accounts receivable. The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company’s operations are in the field of supplying electronic commerce computer software licenses and support services to domestic and international markets. Many of its customers are outside of Canada and therefore a significant percentage of its revenues may be derived from, and may be paid in, U.S. dollars [note 17]. The Company has not entered into contracts for foreign exchange hedges. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of management’s expectations.

As at August 31, 2003 two [2002 - five] customers represented 54% [2002 - 76%] of the accounts receivable balance. For the period ended August 31, 2003 two [2002 - four] customers represented 63% of sales [2002 - 100%].

4. CAPITAL ASSETS

Accumulated

Net book

As at August 31,

Cost

amortization

value

2003

$

$

$

Computer and testing equipment	401,682	362,508	39,174
Computer software	174,712	174,712	-
Office equipment	42,478	30,718	11,760
Office furniture	131,510	70,442	61,068
Display booths	25,063	25,063	-
	775,445	663,444	112,002

2002

Computer and testing equipment	401,681	358,154	43,528
Computer software	174,713	169,426	5,287
Office equipment	43,078	22,122	20,956
Office furniture	131,510	53,812	77,698
Display booths	25,063	19,976	5,087
Leasehold improvements	-	-	-
	776,045	607,204	168,841

Capital assets include computer and office equipment acquired under capital leases having a cost of $333,165 [2002 - $333,165] and accumulated amortization of $250,366 [2002 - $220,143].

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

August 31, 2003 and 2002

[Expressed in Canadian dollars]

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company has accounts payable and accrued liabilities of the following at August  31:

2003

2002

$

$

Accounts payable

159,929

35,656

Accrued professional fees

133,265

71,037

Accrued employee vacation

82,039

68,074

375,233

174,767

6. OBLIGATIONS UNDER CAPITAL LEASES

The Company leases certain of its computer and office equipment under capital leases. The future minimum lease payments required under capital leases expiring May 2004 are as follows:

$

2004

 4,089

7. SUBSIDIARY REDEEMABLE CLASS A PREFERENCE SHARES

Subsidiary redeemable Class A preference non-voting shares, par value $1.00 per share.

The Company’s subsidiary, SoftCare EC Solutions Inc., has outstanding redeemable Class A preference shares as follows:

Subsidiary

redeemable Class A

preference shares

Amount

   #

   $

Balance, May 31, 2002

42,500

42,500

Redemption of shares for cash

(30,000)

(30,000)

Balance, May 31, 2003

12,500

12,500

Redemption of shares for cash

     (7,500)

     (7,500)

Balance, August 31, 2003

       5,000

       5,000

Under an agreement between Solutions and one of its shareholders, Solutions agreed to issue 225,000 redeemable Class A preference shares to the shareholder in exchange for 665 common shares of Solutions. The subsidiary redeemable Class A preference shares are mandatorily redeemable based upon the Company’s gross quarterly sales at a redemption price of $1.00 per share. The Company has the option of accelerating the redemption of these shares at a redemption price of $1.00 per share. In the event the Company is unable to redeem the shares for cash, the Company is required to settle this obligation with common shares of its subsidiary, Solutions. Common shares of the subsidiary are to be issued at a ratio equal to the proportion of the capital of Solutions that such preference shares represented when they were created.

The holder of the subsidiary redeemable Class A preference shares is entitled to cumulative dividend calculated at the bank prime rate. The bank prime rate at August 31, 2003 was 5.00% [2002 – 4.50%]. The cumulative dividends have been recorded as interest expense in the consolidated statements of operations.

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

August 31, 2003 and 2002

[Expressed in Canadian dollars]

8.    NOTES PAYABLE

Two $25,000 notes were issued on November 5, 2002 with interest of 10% accrued annually and due on demand.

9.

CONVERTIBLE DEBENTURE

On March 17, 2003, the Company issued a convertible debenture in the principal amount of $341,250 Cdn. (US $250,000). The principal bears interest at the rate of prime plus three and half percent per annum, has a term of three years and is secured by all the assets of the Company.

The debenture is convertible into units consisting of one common share and one half-share purchase warrant.  The conversion rate is $0.10 of principal outstanding per unit in the first year, $0.11 of principal outstanding in the second year, and $0.12 of principal outstanding in the final year.  Each whole warrant obtained on conversion shall entitle the holder to purchase one common share of the Company and has a term of two years from the date of issuance of the debenture.  The warrant exercise price shall be $0.10 per share in the first year and $0.11 per share in the second year.

During the quarter ended August 31, 2003, interest payable of $6,881 was accrued.

10.  SPECIAL WARRANTS

The following provides details concerning Special Warrant transactions:

On February 22, 2001, the Company issued 138,889 Special Warrants for gross cash proceeds of $100,000 pursuant to a private placement.  Each special warrant is exercisable, without any additional consideration, into one common share and one share purchase warrant.

On June 5, 2001, 138,889 Special Warrants were exchanged for 138,889 common shares and 138,889 Share Purchase Warrants. The Share Purchase Warrants expired unexercised.

On October 24, 2001 the Company issued 1,000,000 Special Warrants for gross cash proceeds of  $120,000 pursuant to a private placement. Each special warrant is exercisable without any additional consideration into one common share and one share purchase warrant.

On April 1, 2002, 1,000,000 Special Warrants were exercised for 1,000,000 common shares and 1,000,000 Share Purchase Warrants.  The share purchase warrants expired unexercised.

11.  COMMON STOCK

[a] Authorized

100,000,000 [2002 - 100,000,000] common voting shares without par value.

On June 17, 2003, the Company consolidated its issued and outstanding share capital on the basis of ten old shares for one new common share.

[b] Issued

2,324,362 [2002 – 23,243,617) common voting shares without par value

On December 18, 2001 the Company issued 650,000 units for gross cash proceeds of $175,500 pursuant to a private placement. Each unit consists of one common share and one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.35 per share until January 7, 2004.

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

August 31, 2003 and 2002

[Expressed in Canadian dollars]

11.  COMMON STOCK (cont’d)

On May 16, 2002 the Company issued 1,200,000 units to the President of the Company, for cash proceeds of $132,000 pursuant to a non-brokered private placement. Each unit consists of one common share and one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.13 per share until May 16, 2004.

On July 26, 2002 the Company issued 3,250,000 units for gross cash proceeds of $325,000. Each unit consists of one common share and one-half of a non-transferable Share Purchase Warrant. Each whole Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.12 per share until July 26, 2003.

[c]

Stock Options

The Company has a stock option plan (the “plan”) pursuant to which the Board of Directors of the Company may grant nontransferable stock options to purchase common shares of the Company to directors, officers, employees, advisors, and consultants.  The maximum number of common shares that may be optioned under the plan is 20% of the issued and outstanding common shares of the Company.

As at August 31, 2003, the Company had the following stock options outstanding:

Exercise price $	Outstanding #	Remaining life Years	Number of options exercisable
4.00	63,777	2.12	57,311
3.50	8,500	4.05	2,833
1.60	17,500	3.88	17,500
1.50	4,000	4.0	3,333
1.30	19,000	4.51	19,000
1.00	21,000	3.85	21,000
	133,777		120,977

A summary of the changes in stock options for the period ended is presented below:

Number of

Weighted Average

shares

exercise price

     #

     $

Balance May 31, 2001

2,075,339

1.21

1,130,000 options re-priced

(0.68)

Granted

1,286,000

0.19

Expired or cancelled

(423,063)

     0.53

Balance, May 31, 2002

2,938,276

     0.38

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

August 31, 2003 and 2002

[Expressed in Canadian dollars]

11.  COMMON STOCK (cont’d)

A summary of the changes in stock options for the period ended is presented below:

Number of

Weighted Average

shares

exercise price

  #

   $

Balance May 31, 2001

2,075,339

1.21

1,130,000 options re-priced

(0.68)

Granted

1,286,000

0.19

Expired or cancelled

     (423,063)

0.53

Balance, May 31, 2002

2,938,276

0.38

Granted

190,000

0.15

Expired or cancelled

  (1,785,502)

0.53

Balance, May 31, 2003

1,342,774

0.15

Expired or cancelled

(5,000)

Effect of share consolidation June 2003

  (1,203,997)

        --

Balance, August 31, 2003

       133,777

1.50

[d] Pro-forma stock-options disclosure:

A summary of the required pro forma disclosure of the impact on the consolidated statement of operations is presented in the table below:

Net Loss, as reported

$(103,641)

Compensation expense related to the fair value of Stock

Options granted to non-employees

            nil

Pro-forma net loss

$ (103,641)

Pro-forma loss per share:

 Basic and diluted

$     (0.045)

The fair value of stock options granted to employees, directors and consultants was estimated on the date of grant using the Black Scholes option pricing model with the following assumptions for grants made during the year: risk-free interest rate 5.25%, estimated volatility 304%, expected life 5 years.  No grants of options were made during the period.

[e] Warrants

At August 31, 2003 the Company had share purchase warrants outstanding as follows:

Number of Warrants

Exercise price

Expiration date

  65,000

$3.50

January 7, 2004

120,000

$1.30

May 16, 2004

185,000 (1)

(1)

After effect of share consolidation June 2003.

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

August 31, 2003 and 2002

[Expressed in Canadian dollars]

11.  COMMON STOCK (cont’d)

 [f] Employee Stock Bonus Plan

On April 15, 1999, the Company established the SESB trust in order to create a non-leveraged Employee Stock Bonus Plan whose members are directors, officers, consultants and employees who have completed six months or more service with the Company.

Under the terms of the Plan, common shares held by the SESB trust will be allocated to participants when annual revenue targets are met or exceeded.  However, the Company's Board of Directors has the discretion to allocate shares even if the targets are not achieved if it is in the best interest of the Company.  Common shares allocated will vest irrevocably for participants in the Plan when revenue targets are achieved or the directors otherwise resolve that they are vested.

Upon the termination of an employee, shares that are not vested will be returned to the plan.  Any shares placed in escrow shall be subject to mandatory repurchase by the Company at a price of US$0.01 per share should the participant terminate.  Five years after establishment of the Plan, there shall be an exchange of allocated but unvested shares granted under the Plan and remaining in escrow for a new class of redeemable non-voting preferred shares.  Each common share will be exchanged for one new preferred share.

During the period ended August 31, 2003, no shares [2002 - nil shares] were allocated or released to employees, under the plan. All shares allocated to employees have either been released to employees or returned to the SESB trust as a result of employee resignations during the year.

The balance of the shares held in the plan as at August 31, 2003 is 77, 420 (2002-774,200) and of this balance none have been allocated for future release.  The balance of 77,420 is after giving affect to the Company’s share consolidation.

No compensation expense has been recognized in the statement of operations for the period-ended August 31, 2003 in respect of the SESB Trust [2002 - nil; 2001 - $289,018]. Compensation expense is recorded at fair value of the shares once shares have been committed to be released.  At August 31, 2003, the fair value of the unallocated common shares based on quoted market sources was $7,742 [2002 - $92,904].

[g] Shares to be Issued:

As a result of various employee terminations during the years ended May 31, 2003 and 2002, the Company is obligated to issue 10,000 shares, post consolidation,  to employees as part of the severance packages agreed with the terminated employees.  The shares to be issued have been valued based upon the market price of the shares on the date the employees were terminated.

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

August 31, 2003 and 2002

[Expressed in Canadian dollars]

12. COMMITMENTS AND CONTINGENCIES

[a] The Company leases its premises and certain automobiles under operating leases expiring through 2009. The approximate future minimum lease commitments under operating lease agreements for the next six years ending May 31 are as follows:

2004

136,341

2005

221,185

2006

240,103

2007

246,527

2008

247,411

2009

          20,593

1,112,160

Rent expense for the quarter ended August 31, 2003 amounted to $22,729 [2002 - $24,400].

During the years ended May 31, 2002 and 2003, the Company laid off a number of employees.  To date, no actions were forthcoming from such employees laid-off.  In respect to these employees terminations, the Company has an obligation to issue an aggregate of 10,000 common shares in settlement of termination agreements.

One of the Company’s subsidiaries entered into a lease with the Landlord for the rental of premises through March 2003. In June 2002, the subsidiary vacated the premises. The Landlord has made a demand of approximately $200,000 on the subsidiary for the payment of rentals through March 2003. The Company does not anticipate paying this amount and it intends to vigorously defend the demand made by the Landlord. The outcome of this matter cannot be predicted at this time with certainty. Accordingly, no amounts with respect to this claim had been recorded during the quarter ended August 31, 2003.

[b] The Company has been named as a third party in a default judgment, together with a U.S. company, in the amount of US $150,000 for damages with respect to the use of allegedly unauthorized proprietary software.

The Company has filed an objection to the judgment and filed a motion requesting relief from the judgment with the Federal Court of the United States of America.  Management is of the opinion that the Company was not a party to the unauthorized use of the software.  No provision for damages has been recorded in these financial statements.

13. INCOME TAXES

At August 31, 2003, for Canadian income tax purposes, the Company has approximately $686,000 of undeducted expenditures for tax purposes expiring through May 2005 relating primarily to share issue costs and approximately $11,544,000 of non-capital losses available for income tax purposes to reduce taxable income of future years that expire as follows:

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

August 31, 2003 and 2002

[Expressed in Canadian dollars]

13. INCOME TAXES (cont’d)

Non-capital

losses

$

2004

328,000

2006

829,000

2007

750,000

2008

2,214,000

2009

3,609,000

2010

3,201,000

2011

        613,000

11,544,000

At August 31, 2003, the Company also has non-capital loss carry-forwards of approximately $2,155,000 which can be applied to reduce income earned in the United States which expire as follows:

Non-capital

losses

$

2019

777,000

2020

1,211,000

2021

167,000

2,155,000

The ability of the Company to use the losses that expire prior to 2021 may be impacted by the application of provisions contained in the Internal Revenue Code of the United States.

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets as of May 31, 2003 are as follows:

2003

2002

   $

   $

Non-capital loss carryforwards

4,388,000

4,246,000

Share issue costs

261,000

375,000

Unused capital cost in excess of net book value

36,000

337,000

Other

-

32,000

Total future assets

4,685,000

4,990,000

Valuation allowance

(4,685,000)

(4,990,000)

Net future assets

                 --

                 --

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

August 31, 2003 and 2002

[Expressed in Canadian dollars]

13. INCOME TAXES (cont’d)

A reconciliation of the Company’s effective income tax rate to the federal statutory rate follows:

2003

2002

   $

   $

Tax at statutory rate

(387,000)

(1,407,000)

Amortization of share issue costs for tax and accounting

130,000

(147,000)

Effect on change in tax rate

536,000

-

Other

        29,000

        18,000

Temporary difference for which no new tax benefit

has been recognized

   (308,000)

  1,536,000

14. RELATED PARTY TRANSACTIONS

Directors, officers and a company controlled by an officer of the Company provide legal, accounting and advisory services to the Company. During the year ended August 31, 2003, the Company paid $27,801 [2002 - $34,000] for these services that were charged to general and administrative expenses. At August 31, 2003, $54,055 [2002 - $9,900] is included in accounts payable and accrued liabilities. All transactions are in the normal course of operations and are recorded at exchange amounts established and agreed upon between the related parties.

15. SEGMENTED INFORMATION

The Company operates in one business segment and substantially all of the Company’s operations, assets and employees are located in Canada. The following represents sales based on the location of the customer.

Qtr.

Year

Year

2004

2003

2002

   %

   %

   %

Canada

68

41

89

U.S.

32

58

11

Other

            -

1

           -

16.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which as applied in these consolidated financial statements conform in all material respects to those accounting principles generally accepted in the United States (“U.S. GAAP”), except as follows:

The following table sets out the amounts that would have been reported in the balance sheet had these statements been prepared in conformity with U.S. GAAP.

Open EC Technologies, Inc.

(formerly SoftCare EC, Inc.)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

August 31, 2003 and 2002

[Expressed in Canadian dollars]

16.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

Consolidated balance sheets

2003

2002

   $

    $

Additional paid in capital – Canadian GAAP

644,041

621,255

Effect of accounting for stock compensation expense

          91,975

          91,975

Additional paid in capital – United States GAAP

736,016

713,230

Deficit – Canadian GAAP

(16,651,419)

(15,631,749)

Effect of accounting for stock compensation expense

        (91,975)

        (91,975)

Deficit – United States GAAP

(16,743,394)

(15,723,724)

For purposes of reporting in accordance with US GAAP, amounts referred to as contributed surplus under Canadian GAAP are referred to as additional paid-in capital.

Recent Pronouncements

In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities”.  SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).  The requirement of SFAS 150 apply to issuers’ classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract.  SFAS 150 does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety.  SFAS 150 is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities.  It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS 150 and still existing at the beginning of the interim period of adoption.  Restatement is not permitted.  The adoption of this standard is not expected to have material affect on the Company’s results of operations or financial position.

In December 2002, FASB issued SFAS 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, which amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS 148 expands the disclosure requirements of SFAS 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the affect for fiscal years ended after December 15, 2002.  The disclosure provisions of SFAS 148 are effective for financial statements for interim periods beginning after December 15, 2002.  The Company has adopted SFAS 148 and its impact is not expected to have a material affect on the Company’s results of operations or financial position.

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”.  The provisions of this SFAS are effective for exit or disposal activities that are initiated after December 31, 2002,  with early application encouraged.  This Statement addresses financial accounting and reporting for costs associated with exit or disposal activites and nullifies Emergin Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)”. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred.  The Company has adopted SFAS 146 and its impact is not expected to have a material affect on the Company’s results of operations of financial position.

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY REPORT

BC FORM 51-901F

Incorporated as part of:

           Schedule A

    x      Schedule B & C

( place X in appropriate category )

ISSUER DETAILS

NAME OF ISSUER	Open EC Technologies, Inc.
ISSUER'S ADDRESS:	210 - 889 HARBOURSIDE DRIVE
NORTH VANCOUVER, B.C., V7P 3S1
ISSUER FAX NUMBER	604-983-8056
ISSUERS TELEPHONE NUMBER	604-983-8083
CONTACT PERSON	JOHN A VERSFELT
CONTACT'S POSITION	CHIEF FINANCIAL OFFICER
CONTACT TELEPHONE NUMBER	604-983-8083
CONTACT EMAIL ADDRESS	N/A
WEB SITE ADDRESS	www.softcare.com
FOR QUARTER ENDED	August 31, 2003
DATE OF REPORT	October 28, 2003

CERTIFIED

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“ MARTYN ARMSTRONG “

October 28, 2003

Director

Date Signed

“ JOHN A. VERSFELT “

October 28, 2003

Director

Date Signed

FORM 51-901F

SCHEDULE B:

SUPPLEMENTARY INFORMATION

See attached consolidated financial statements for the period ended August 31, 2003.

1. Selling Expenses for the period ended August 31, 2003 include:

Advertising and Promotion

-

Entertainment

237

Software resale

2,221

General and administrative expenses for the three months include:

Professional fees

27,336

Public relations fees

15,193

Office lease

22,729

Travel and automobile

5,664

Utilities, Insurance, Supplies and other

13,704

2. Related party Transactions

Directors and officers of the Company provide legal, accounting and advisory services to the Company. During the three months ended August 31, 2003, the Company paid $27,801 [2002 - $34,000] for these services that were charged to general and administrative expenses. At August 31, 2003, $54,055 [2002 - $9,900] is included in accounts payable and accrued liabilities. All transactions are in the normal course of operations and are recorded at exchange amounts established andagreed upon between the related parties.

3. a) Summary of securities issued during the quarter under review:

No securities were issued in the quarter. The Company consolidated its share capital on the basis of one new share for every 10 old shares during the quarter.

b) Summary of options granted during the period under review:

No options were granted in the quarter.

4. Summary of securities as at the end of the reporting period:

a.) Description of authorized capital

100,000,000 (2002-100,000,000) common voting shares without par value

b.) summary of shares issued and outstanding

Common Stock and

Shares to be Issued

    Shares #

   Amount $

Balance, August 31, 2002

20,083,617

16,253,938

Units issued in private placement

3,250,000

325,000

Balance, August 31, 2002

23,333,617

16,578,938

Shares to be issued for employees

terminated

10,000

1,000

Balance, November 30, 2002

23,343,617

16,579,938

Balance, February 28, 2003

23,343,617

16,579,938

Balance, May 31, 2003

23,343,617

16,579,938

Share consolidation 1 new for 10 old

(20,919,255)

                 --

Balance, August 31, 2003

      2,324,362

  16,579,938

c.) Description of options, warrants and convertible securities outstanding:

including the number of amount, exercise or conversion price and expiry date.

As at August 31, 2003, the Company had the following stock options outstanding:

Exercise price

$ Outstanding

# Remaining life

Number of options

                  Years

            exercisable

4.00

63,777

2.12

57,311

3.50

8,500

4.05

2,833

1.60

17,500

3.88

17,500

1.50

4,000

4.0

3,333

1.30

19,000

4.51

19,000

1.00

     21,000

3.85

     21,000

   133,777

   120,977

At August 31, 2003 the Company had share purchase warrants outstanding as follows:

Number of Warrants

Exercise price

Expiration date

    650,000

$3.50

January 7, 2004

1,200,000

$1.30

August 16, 2004

1,850,000

During the quarter, 1,650,000 warrants expired unexercised.

d) Number of Shares in escrow or subject to a pooling agreement

Securities subject to pooling agreements with respect to the SESB trust and the employee profit sharing plan are 77,420 common shares that are restricted until certain revenue targets are met or exceeded. See note 11 of the financial statements.

5. Directors and officers, October 28, 2003

Martyn Armstrong President, Chief Executive Officer, Director

John A Versfelt Chief Financial Officer, Corporate Secretary, Director

Randall Pierson Director

Schedule C: Management Discussion and Analysis

MANAGEMENT 'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS

OF OPERATIONS

The following discussion relates to the financial condition, changes in financial condition and results of operations of Open EC Technologies, Inc. (formerly Softcare EC Inc.), and its subsidiaries Softcare EC Solutions Inc. (formerly Softcare Electronic Commerce, Inc.), SCEC Holdings, SCC Holdings and Softcare Electronic Commerce (U.S.A.) Inc. for the years ended August 31, 2003 and 2002.  Open EC Technologies Inc., Technologies Inc, its wholly owned subsidiary Softcare EC Solutions Inc. and it's wholly owned subsidiaries SCC Holdings, SCEC Holdings and Softcare Electronic Commerce (U.S.A.) Inc. are collectively referred to as "OpenEC" or as the "Company".  This discussion should be read in conjuntion with the financial statements of OpenEC and related notes included therein.

Overview

OpenEC is a provider of business-to-business electronic commerce platforms. It has a strong history in the provision of software, which enables business-to-business electronic commerce.  The operating company, SoftCare EC Solutions Inc. (formerly SoftCare Electronic Commerce Inc.) was founded in 1990 and developed software to facilitate business-to-business electronic exchange of documents. OpenEC's first product, Tradelink, has been recognized as a leader in the electronic data interchange ("EDI") market. In the late 1990's management recognized the potential for the expansion of business-to-business transactions through the use of the internet. As a result the Company embarked on the development of an internet based business-to-business electronic commerce platform in 1997. Since that time the Company's new Open E|C business-to-business electronic commerce platform has been under continuous development, this involves conducting research and developing the initial and subsequent versions of the Open E|C platform. In June of 1999, the first version of Open E|C was installed and OpenEC began selling the Open E|C platform and related services. OpenEC currently markets both Open E|C and Tradelink primarily in the United States and Canada.

OpenEC's primary focus remains the business-to-business electronic exchange of documents. In this respect Tradelink remains an important component of the Company's sales. OpenEC continues to enhance Tradelink in order to drive its acceptance in the EDI market place. OpenEC has developed and continues to develop certain applications to support its Open|EC Platform. While OpenEC may develop these applications, there can be no assurance that such products, once completed, will meet customer requirements, overall market requirements, or that the products will perform in a satisfactory manner.

Financial Position

As at August 31, 2003 and as at August 31,, 2002:

As of August 31, 2003, OpenEC had $106,804 in cash and cash equivalents compared with $463,393 as of August 31, 2002. OpenEC's working capital at August 31, 2003 was ($235,909) compared with working capital of $64,073 as at August 31, 2002. Capital assets, which represent net book value of computer and testing equipment, computer software, office equipment, office furniture, display booths and leasehold improvements were $112,002 at August 31, 2003 compared with $168,841 as at August 31, 2002. As the Company’s expenses continue to exceed revenues, the Company’s net current assets discussed above decreased by $93,024 in the quarter ended August 31, 2003.

Results of Operations

OpenEC generates revenue through software sales, consulting services, training services and maintenance fees. Product sales were derived through two alternative fee structures: licensing fees and software royalties. Service and maintenance contracts are generally entered into at the time a product sale is completed.

Quarters ended August 31, 2003 and 2002

Revenue for the quarter ended August 31, 2003 was $107,680 compared with $116,151 for the year ended August 31, 2002. The decrease in revenue is primarily due to one of the Company’s major customers seeking bankruptcy protection. This resulted in the Company recogniz ing a write-down of maintenance sales to this customer of some $42,916 for the 2003 fiscal year., and deferring sales and maintenance to this customer in the first quarter of fiscal 2004. Without this event, sales revenue would have exceeded the previous year by approximately $34,000 for the quarter. As at August 31, 2003, this customer had a receivable balance with the company of $23,396 of which management estimates $6,048 is collectible. An allowance for doubtful accounts has been set up for the balance of the receivable.

OpenEC has found that the North American market for business-to-business electronic commerce platforms and services is changing rapidly but that significant real opportunities, which may produce significant revenues, are still at an early stage of development. OpenEC's ultimate success depends upon substantial organizations buying and implementing its software products and related services. The implementation of these software products by these organizations is complex, time consuming and expensive. It also requires that these organizations change established business practices and conduct business in new ways. OpenEC's ability to attract customers requires a significant amount of consultation and collaboration with the potential customers during the sales process. These factors lead to long closing cycles but generally result in stable long-term relationships, which produce recurring revenue streams for the company. Salaries and wages for the quarter ended August 31, 2003 were $107,263 compared with $236,155 for the quarter ended August 31, 2002. The decrease represents the continuing affects of a cost cutting program by management in 2002/2003.

Selling expenses for the quarter ended August 31, 2003 were $2,458 compared with $1,822 for the quarter ended August 31, 2002, demonstrating no overall change in selling costs. General and administrative expenses for the quarter ended August 31, 2003 were $84,626 compared with $284,427 for the quarter ended August 31, 2002. The decrease was primarily due to the decreased cost of travel, professional fees and premises costs resulting from the contraction of operations.

Depreciation and amortization expenses for the quarter ended August 31, 2003 were $9,555 compared with $11,731 for the quarter ended August 31, 2002. The decrease of this expense reflects a slow down in OpenEC's program of continuous upgrading of its computer hardware, software, related equipment and leasehold improvements, which is consistent with the cost cutting program carried out by management in the year 2003.

Other income (expense) was net interest costs (7,419) for the quarter ended August 31, 2003 compared to interest income $3,533 for the quarter ended August 31, 2002. This change from net interest income to net in terest expense reflects the financing cost associated with the convertible debenture. Long-term interest expense for this quarter was $6,881 versus nil in 2002.

Liquidity and Capital Resources

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, on a going concern basis, which presumes that the company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

To date the Company has incurred significant losses both for the current year to date and the previous fiscal years. In addition, the Company has accumulated a significant deficit. These losses and the deficit have been funded primarily by the issuance of securities including funds derived from a convertible debenture completed in the fourth quarter to May 31, 2003. During the past quarter the Company did not carry out any financings.

The Company’s continuation as a going concern is uncertain and is dependant upon its ability to achieve profitable operations and upon the continued financial support of its shareholders, option holders and warrant holders or upon its ability to obtain additional financing or new equity. It’s ability to achieve profitability and positive cash flows from operations will depend on numerous factors. These factors include its ability to attract strategic, corporate partners for the development, marketing, distribution and sale of its software products, the progress of its research and development programs and its ability to protect its proprietary rights over the product names and trademarks. The outcome of these matters cannot be predicted at this time. The consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. To date The Company has been able to achieve certain milestones in its efforts to combat these dependant factors including the registration of its trademark Open|EC, continued innovation from research and development and building contacts and alliances with potential strategic corporate partners.

As of August 31, 2003, the Company had $106,804 in cash and cash equivalents.. This, including other current assets, brought its total working capital to ($235,909). The Company also has the potential to raise future capital through the exercise of warrants and stock options. However, there is no assurance that the exercise of warrants will occur or that employees, directors or agents will exercise their stock options ..

Subsequent Events

The Company had no significant events subsequent to the quarter end.

Milestones and Benchmarks

The Company’s near term milestones include:

The development, with its partner Mala Ventures, Inc. (a company controlled by a director of the Company) of a suite of products to be co-marketed by an independent third party U.S. company to their existing customer base. The delivery of these products and their commercial application is expected in the fiscal year ended 2004.

The settlement of certain longstanding liabilities by way of share for debt settlements and the completion of a working capital financing of $500,000 within the next nine months.

September 23, 2003

B.C. Securities Commission

P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

Dear Sirs:

RE:  OPEN EC TECHNOLOGIES, INC. (FORMERLY SOFTCARE EC INC.) (the “Company”)

As required by National Policy No. 31, we have reviewed the information contained in the Notice of Change of Auditor for the Company and, based upon our firm’s knowledge of the circumstances, we do not disagree with the information contained in the Notice.

Our understanding is that the Notice will read as follows:

“NOTICE OF CHANGE OF AUDITOR

We wish to advise that management of the Company has requested its auditor, ERNST & YOUNG LLP, Chartered Accountants, to resign effective as of September 23, 2003.

The directors have appointed Morgan & Company, Chartered Accountants, of Suite 1488 – 700 West Georgia Street, P.O. Box 10007, Pacific Centre, Vancouver, BC, V7Y 1A1, as auditor of the Company in the place and stead of ERNST & YOUNG LLP, until the close of the next annual general meeting of the Company.

There have been no reservations contained in the reports of ERNST & YOUNG LLP for the two most recently completed fiscal years ending May 31, 2002 and May 31, 2001.  There are no reportable disagreements or events between the Company and ERNST & YOUNG LLP.

The termination of ERNST & YOUNG LLP and appointment of Morgan & Company was considered and approved by the Company’s Board of Directors, which has reviewed all the documents relating to this change of auditor.”

…/2

We have been advised that the Company intends to include the Notice of Change of Auditor, and the letters from the previous auditor and Morgan & Company in the Information Circular to be mailed to shareholders for the Company’s next annual general meeting.

Yours truly,

“Jim Philip”

Jim Philip, C.A.

for MORGAN & COMPANY

JLP/nm

cc:

Ontario Securities Commission

Alberta Securities Commission

TSX Venture Exchange

U.S. Securities & Exchange Commission

September 23, 2003

B.C. Securities Commission

P.O. Box 10142 Pacific Centre

701 West Georgia Street

Vancouver, BC

V7Y 1L2

Dear Sirs/Mesdames :

Re: Open EC Technologies, Inc. formerly SoftCare EC Inc, (the “Company”)

As the former auditors of the above Company and pursuant to National Policy No. 31 of the Canadian Provincial Securities Administrators, we have reviewed the Notice of Change of Auditor dated September 23, 2003 (the “Notic4”) for the Company and, based on our knowledge of the information at the time, we agree with the following information contained in the Notice:

1. The reason for the change of auditors is that the auditor was requested to resign.

2. There were no reservations in the former auditor’s report for the audit of the Company’s two most recently completed fiscal years ending May 31, 2002 and May 31, 2001.

3. The termination of the former auditor has been considered and the appointment of the successor auditor has been approved by the Company’s Board of Directors.

4. There were no reportable events between the Company and Ernst & Young LLP, Chartered Accountants.

We understand that the Notice, this letter and a letter from the successor auditor will be disclosed in the Information Circular to be mailed to all shareholders of the Company for the Company’s next General meeting at which action is to be taken concerning the change of auditor.

Yours truly,

ERNST & YOUNG LLP

Cc: Morgan & Company

TO THE SHAREHOLDERS:

NOTICE OF CHANGE OF AUDITOR

We wish to advise that Management of the Company has requested its Auditor, ERNST & YOUNG LLP, Chartered Accountants, to resign effective as of September 23, 2003.

The directors have appointed Morgan & Company, Chartered Accountants, of Suite 1488 - 700 West Georgia Street, P.O. Box 10007 Pacific Centre, Vancouver, B.C. V7Y 1A1, as Auditor of the Company in the place and stead of ERNST & YOUNG LLP, Chartered Accountants, until the close of the next annual general meeting of the Company.

There have been no reservations contained in the reports of ERNST & YOUNG LLP, Chartered Accountants, for the two most recently completed fiscal years ending May 31, 2002 and May 31, 2001.  There are no reportable disagreements or events between the Company and ERNST & YOUNG LLP, Chartered Accountants.

The termination of ERNST & YOUNG LLP, Chartered Accountants, and appointment of Morgan & Company, Chartered Accountants, was considered and approved by the Company's Board of Directors, which has reviewed all the documents relating to this change of Auditor.

Dated this 23rd day of September, 2003.

OPEN EC TECHNOLOGIES, INC.

Per: Martyn Armstrong"

       Martyn A. Armstrong

       President & CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SoftCare EC Inc. -- SEC File No. 0-30610

(Registrant)

Date: October 31, 2003     By

/s/ John Versfelt

John Versfelt, Chief Financial Officer